Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTIONS IN RESPECT OF

PROPOSED SHARE ISSUANCE

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOTICE OF EGM AND CLASS MEETINGS

Independent financial adviser to the independent board committee and independent shareholders of

China Southern Airlines Company Limited

A letter from the Board is set out on pages 5 to 23 of this circular. A letter from the Independent Board Committee is set out on pages 24 to 25 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent H Share Shareholders, is set out on pages 26 to 54 of this circular.

Notices convening the EGM and the Class Meetings to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on 8 November 2017 are set out on pages EGM-1 to EGM-28 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

22 September 2017

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“A Share Issuance”	the issuance of new A Shares to CSAHC pursuant to the A Share Subscription Agreement and the other specific investors

“A Shares Subscription Agreement”	the subscription agreement dated 26 June 2017 and entered into between CSAHC and the Company under which CSAHC agrees to subscribe for, and the Company agrees to issue no less than 31% of the new A Shares at the A Share Subscription Price

“A Shares Subscription Supplemental Agreement”	the supplemental agreement I dated 19 September 2017 to the A Share Subscription Agreement entered into between the Company and CSAHC pursuant to which the A Share Subscription Agreement is amended to reflect the amendments of certain clauses

“A Share Subscription Price”	the subscription price for new A Shares under the A Shares Subscription Agreement, which shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company

“American Airlines”	American Airlines, Inc.

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“CAACCS”	Civil Aviation Administration of China Central and Southern Regional Administration

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

DEFINITIONS

“Class Meetings”	collectively, the 2017 first class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the 2017 first class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the Proposed Share Issuance

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“connected person”	has the meaning ascribed thereto under the Listing Rules

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“EGM”	the 2017 first extraordinary general meeting of the Company to be convened on 8 November 2017 and held for the purpose of, among other things, approving the Proposed Share Issuance, the Subscription Agreements and the transactions contemplated thereunder

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“H Share Issuance”	the issuance of new H Shares to Nan Lung pursuant to the H Share Subscription Agreement

“H Shares Subscription Agreement”	the subscription agreement dated 26 June 2017 and entered into between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) at the subscription price of not less than HK$6.27 per new H Share (subject to adjustments). On 19 September 2017, the number of H Shares and the subscription price have been approved to be adjusted to not more than 600,925,925 H Shares (including 600,925,925 H Shares) and HK$6.156, respectively, pursuant to the Company’s implementation of the 2016 profit distribution

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser” or “Octal Capital”	Octal Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder

“Independent Shareholders”	the Shareholders, other than CSAHC and its associates

“Independent Valuer”	China United Assets Appraisal Group

“Latest Practicable Date”	18 September 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“MTU”	MTU Maintenance Zhuhai Co., Ltd. (珠海保 區摩天宇航空發動機維修有限公司)

“MTU Filed Valuation”	the final valuation report prepared by the Independent Valuer and filed with the SASAC in terms of the MTU Shares under the A Share Subscription Agreement as at the Valuation Reference Date

“MTU Preliminary Valuation”	the preliminary valuation conducted by the Independent Valuer in relation to the value of MTU Shares under the A Share Subscription Agreement as at the Valuation Reference Date, which is subject to the approval of the SASAC

“MTU Shares”	50% shares of MTU

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC

“Price Benchmark Date”	the first day of the issuance period of the new A Shares

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Share Subscription Agreements”	collectively, the A Share Subscription Agreement and the H Share Subscription Agreement

“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the Proposed Share Issuance

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transitional Period”	the period commencing from the following date of the Valuation Reference Date to the delivery date of the MTU Shares (both days inclusive)

“Valuation Reference Date”	the valuation reference date adopted by the Independent Valuer in respect of the valuations on the MTU Shares, being 31 December 2016

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Huangpu District
Yang Li Hua	Guangzhou
PRC 510530
Executive Directors:
Tan Wan Geng
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

22 September 2017

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS IN RESPECT OF

PROPOSED SHARE ISSUANCE

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOTICE OF EGM AND CLASS MEETINGS

LETTER FROM THE BOARD

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 26 June 2017 and 19 September 2017 in relation to the, among others, the Proposed Share Issuance and the proposed amendments to the Articles of Association. The purpose of this circular is, among other things, to provide you with more information in relation to the aforesaid matters, to enable you to make an informed decision on whether to vote for or against the resolution at the EGM and the Class Meetings.

II.	CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 26 June 2017, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash; and (ii) to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seat for A320 series aircraft and the supplemental to the general working capital.

On 19 September 2017, the Board considered and approved that (i) the Company to enter into the A Share Subscription Supplemental Agreement with CSAHC, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by SASAC stated in the MTU Filed Valuation after adjustment made due to the dividend distribution of MTU for 2016; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 profit distribution plan of the Company. Accordingly, the relevant parts in the proposal for A Share Issuance and H Share Issuance will be revised accordingly.

The A Share Issuance and the H Share Issuance are inter-conditional upon each other.

The new A Shares and new H Shares to be issued under the A Share Issuance and H Share Issuance respectively will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

1.	A Share Issuance

The Board proposed to put forward to the EGM and the Class Meetings to approve and authorise, inter alia, the Board to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) (representing not more than 17.84% of the existing number of issued Shares as at the Latest Practicable Date) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price by way of non-public issue, and the total issue size of not more than RMB9,500.00 million (including RMB9,500.00 million).

LETTER FROM THE BOARD

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》 (2017年修訂)), the Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the Latest Practicable Date.

It is currently expected that for the purpose of A Share Issuance, the specific investors yet to be identified (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. Such specific investors (other than CSAHC) and the ultimate beneficial owner thereof will be third parties independent of the Company and the connected persons of the Company, and will be determined in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after the A Share Issuance being approved by securities regulatory institutions including the CSRC.

The validity period of the resolutions in respect of the A Share Issuance is 12 months from the passing of the resolutions with respect to the A Share Issuance at the EGM and the Class Meetings.

A Share Subscription Agreement (as Supplemented)

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, CSAHC entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will at the A Share Subscription Price, subscribe for no less than 31% of new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash.

On 19 September 2017 (after trading hours), the Company and CSAHC entered into the A Share Subscription Supplemental Agreement, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million, according to the final assessment results of RMB1,838.93 million as stated in the MTU Filed Valuation after the adjustment made due to the dividend distribution of MTU for 2016.

Date

26 June 2017, supplemented on 19 September 2017

LETTER FROM THE BOARD

Parties

(1)	The Company, as the issuer.

(2)	CSAHC, as the subscriber.

Number of new A Shares to be issued

The Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will subscribe for no less than 31% of the new A Shares. Assuming that 1,800,000,000 new A Shares were issued by the Company, no less than 558,000,000 new A Shares to be subscribed by CSAHC represent approximately 5.53% of the existing number of issued Shares as the Latest Practicable Date.

The number of the new A Shares to be issued under the A Share Subscription Agreement will be adjusted in case of ex-right events including bonus issue and transfer to share capital from capital reserve etc. during the period from the date of the A Share Subscription Agreement to the date of issuance of such new A Shares. The adjustment formula is set out as follows:

QA1 = QA0 × (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, and EA represents the number of bonus shares per Share or the number of Shares resulting from the capitalisation of capital reserve to be issued for each Share.

Lock-up period

The new A Shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of the issuance thereof.

A Share Subscription Price

The A Share Subscription Price shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. The closing price of each A Share quoted on the Shanghai Stock Exchange on the 26 June 2017, being the date the A Share Subscription Agreement, was RMB9.05.

LETTER FROM THE BOARD

The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of such new A Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

3.	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 – DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

The A Share Subscription Price will be determined by the Board or its authorised persons as authorised by the Shareholders at the general meeting in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司 非公開發行股票實施細則》(2017年修訂)) after the A Share Issuance being approved by securities regulatory institutions including the CSRC and other supervisory authorities. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the new A Shares at same price subscribed by specific investors.

The aggregate subscription consideration will be satisfied by CSAHC as follows: (i) Pursuant to the A Share Subscription Agreement, RMB1,674.485 million(adjusted to RMB1,741.08 million pursuant to the A Share Subscription Supplemental Agreement) of the subscription consideration shall be satisfied by transfer of the MTU Shares to the Company (the final consideration of the MTU Shares is determined on the basis of the assessment results issued by the valuation authority with securities qualification and approved by the department of the State-owned Assets Supervision and Administration) and (ii) the remainder of the subscription consideration will be satisfied in cash.

In terms of the subscription consideration payable in cash, after the conditions precedent stated in the section headed “Conditions Precedent” below in this circular have all been satisfied, CSAHC agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Share Subscription Agreement (as supplemented) and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing, and to complete the transfer of the MTU Shares in a timely manner.

LETTER FROM THE BOARD

In terms of the subscription consideration to be satisfied with the MTU Shares, within 30 working days of the completion of the A Share Issuance, the Company and CSAHC shall complete the transfer procedure of the MTU Shares registration in the administrative department for Industry and Commerce. For further details of such transfer of the MTU Shares, please refer to the section headed “MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement” below in this circular.

MTU Shares as partial consideration payable by CSAHC

Pursuant to the A Share Subscription Agreement, MTU Shares is partial consideration payable by CSAHC under the A Share Subscription Agreement, being RMB1,674.485 million, for CSAHC’s subscription of new A Shares under the A Share Subscription Agreement. On 19 September 2017, such consideration payable by CSAHC has been adjusted to RMB1,741.08 million pursuant to the A Share Subscription Supplemental Agreement. After the transfer of MTU Shares has been completed, MTU will become a jointly controlled entity of the Company. As such, the investment in MTU will be accounted for in the consolidated financial statements of the Group under the equity method and will initially be recorded as cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the MTU’s identifiable net assets over the cost of the investment in MTU. Thereafter, the investment in MTU will be adjusted for the post acquisition change in the Group’s share of the MTU’s net assets and any impairment loss relating to the investment in MTU.

Considerations for the MTU Shares

Under the A Share Subscription Agreement, the MTU Shares were priced by the Company and CSAHC after arm’s length negotiations by taking into account, among others, the appraisal value of the MTU Shares, being RMB1,772.335 million according to MTU Preliminary Valuation, and being RMB1,674.485 million after the adjustment made due to the dividend distribution of MTU for 2016. The final assessment results as filed and approved by SASAC stated in the MTU Filed Valuation amounted to RMB1,838.93 million, and amounted to RMB1,741.08 million after the adjustment made due to the dividend distribution of MTU for 2016.

Loss and Profit Arrangements during the Transitional Period

The Company shall be entitled to the profit or responsible for the loss generated from the MTU Shares or the increase or decrease in the corresponding audited consolidated net asset value otherwise generated during the Transitional Period.

Information of the MTU Shares

MTU Shares represent 50% of the shareholding of MTU. MTU is a limited liability company incorporated under the laws of the PRC. The principal business activity of MTU is civil aircraft engine repair, renovation, maintenance and various support service, provision of engineering support and technical support for installation and removal of aircraft engines, and provision of lease of aircraft engines and components for the purpose of repair, renovation and maintenance service. The audited total assets and net assets of MTU as of 31 December 2016 were RMB4,283,409,875.23 and RMB1,515,465,683.46, respectively. The net profit before and after taxation of MTU for the two financial years ended 31 December 2015 and 31 December 2016 were as follows:

LETTER FROM THE BOARD

	For the year	For the year
	ended 31	ended 31
	December 2015	December 2016
	(RMB)	(RMB)

Net profit before taxation	428,358,616.86	424,956,713.70
Net profit after taxation	355,127,339.11	355,204,556.17

The original acquisition cost of the MTU Shares to CSAHC amounted to RMB1,607.85 million.

In addition, according to the audited financial information of MTU, the audited book value of the land use rights and the properties and structures as of 31 December 2016 were RMB142,676,382.8, accounting for approximately 3.33% of the audited assets of MTU as of 31 December 2016. Therefore, MTU’s assets are not consisted solely or mainly of property.

Conditions precedent

The A Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives and chopped with the official seals of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the general meeting and the class meetings of the A Share Issuance and the H Share Issuance has been obtained;

(2)	the approval by the General Managers Meeting or Party Committee Meeting of CSAHC of the subscription of the new A Shares by CSAHC has been obtained;

(3)	the approval by the board of directors of Nan Lung (or other wholly-owned subsidiary designated by CSAHC) of the subscription of the new H Shares by Nan Lung under the H Share Issuance has been obtained;

(4)	the approval by the board of directors of MTU of having MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement has been obtained and the undertaking by the shareholder of MTU (other than CSAHC) with respect to waiver of the pre-emption right of the MTU Shares has been issued; and

LETTER FROM THE BOARD

(5)	all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to SASAC, CSRC and CAACCS, for the H Share Issuance contemplated under the H Share Subscription Agreement and the A Share Issuance contemplated under the A Share Subscription Agreement have been obtained.

The Company and CSAHC are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the relevant requirements may be required by the A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ ordinary resolution approving the A Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAHC shall have no claims against each other save in respect of claims arising out of any antecedent breach of the A Share Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the A Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant resolution in relation to the extension granted.

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be subscribed by CSAHC have been fully subscribed by CSAHC.

2.	H Share Issuance

H Share Subscription Agreement

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, on 26 June 2017, Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Share Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for no more than 590,000,000 new H Shares (including 590,000,000 H Shares), raising gross proceeds of no more than HK$3,699.30 million (including HK$3,699.30 million) (equivalent to RMB3,236.74 million).

Date

26 June 2017

Parties

(1)	The Company, as the issuer.

LETTER FROM THE BOARD

(2)	Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for no more than 590,000,000 new H Shares (including 590,000,000 H Shares). Such number of new H Shares represent approximately 5.85% of the existing number of issued Shares as at the Latest Practicable Date.

The number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of the H Share Subscription Agreement to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 × PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be transferred within 36 months from the completion date of the issuance thereof except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period.

Subscription price

The subscription price shall be HK$6.27 per H Share. The subscription price of HK$6.27 per H Share was agreed after arm’s length negotiations between the parties with reference to the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the Board held on 26 June 2017 (the “Date of Board Meeting”), which is equal to the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting divided by the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting.

Such subscription price of HK$6.27 per new H Share represents:

(a)	a discount of approximately 7.52% to the closing price of HK$6.780 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement;

LETTER FROM THE BOARD

(b)	a discount of approximately 2.94% to the average closing price of HK$6.460 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement; and

(c)	a discount of approximately 2.26% to the average closing price of HK$6.415 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the date of the H Share Subscription Agreement.

The subscription price of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of the H Share Subscription Agreement to the date of issuance of such new H Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: PH = PH0 – DH

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

3.	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 – DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The aggregate subscription consideration will be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified Nan Lung that the conditions precedent set out below have been satisfied.

Conditions precedent

The H Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the general meeting and the class meetings of the non-public H Share Issuance and the non-public A Share Issuance to not more than 10 specific investors (including CSAHC) has been obtained;

(2)	the approvals by the board of directors of Nan Lung of the subscription of new H Shares by Nan Lung under the H Share Issuance has been obtained;

LETTER FROM THE BOARD

(3)	all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to SASAC, CSRC and CAACCS, for the H Share Issuance under the non-public H Share Subscription Agreement and the non-public A Share Issuance to not more than 10 specific investors (including CSAHC) under the A Share Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares to be issued under the non-public issuance.

Both parties, the Company and Nan Lung, are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the relevant requirements may be required by the non-public H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ general resolution approving the H Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the H Shares Subscription Agreement shall cease to be of any effect and the Company and CSAHC shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Share Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the H Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the H Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant resolution in relation to the extension granted.

Completion

The completion of the H Share Subscription Agreement will take place after the H Share Issuance. The Company and Nan Lung shall attend to and complete the registration procedures at the relevant registration authority after completion of the transaction under the H Share Subscription Agreement.

Adjustment to the Subscription Price and the Number of H Shares to be Issued

As mentioned above, the subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement. The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) has been distributed to the Shareholders. As such, on 19 September 2017, the Board considered and approved that the subscription price of H Shares to be issued under H Share Issuance shall be adjusted from HK$6.27 per H Share to HK$6.156 per H Share, and the number of H Shares to be issued under the H Share Issuance shall be adjusted from not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to not more than 600,925,925 new H Shares (including 600,925,925 H Shares). Such adjusted number of new H Shares represent approximately 5.96% of the existing number of issued Shares as at the Latest Practicable Date.

LETTER FROM THE BOARD

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws and regulations of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies, the Listing Rules and the rules of any stock exchange as well as the relevant provisions of the Articles of Association, the Board has proposed to seek authorization from the Board and its authorised representative(s) at the general meeting for all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)	that the Board be authorised to make appropriate adjustments to such plans as described above within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting and the specific plans at the time of issuance, and in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions;

(2)	that the Board be authorised to determine the issue price and the amount of issuance to such target within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting in accordance with regulatory requirements of the CSRC and other relevant regulatory department;

(3)	that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the non-public issue of A Shares and the non-public issuance of H Shares and the subscription, including but not limited to the subscription agreements and other documents required to the completion of the closing thereunder, all application documents submitted to the SASAC and the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications between the SASAC, the CSRC and the Stock Exchange in relation to the issuance and the subscription (if any) of new shares as well as forms, letters and documents submitted to Computershare Hong Kong Investor Services Limited;

(4)	that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the new H Shares admitted to participate in CCASS, finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of the non-public issue of A Shares and the non-public issue of H Shares;

LETTER FROM THE BOARD

(5)	that the Board be authorised to make corresponding adjustments to the plans for non-public issue of A Shares and non-public issue of H Shares and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)	that the Board be authorised to execute all the documents relating to the non-public issue of A Shares and the non-public issue of H Shares and conduct other matters relating to the non-public issue of A Shares and the non-public issue of H Shares;

(7)	that the Board be authorised to set up special account for proceeds;

(8)	that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, decide to make payment therefor and other relevant matters; and

(9)	the authorisation shall be effective for a period of 12 months from the date of approval on the Letter of Authorization at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one Director to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

III.	RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED UNDER THE PROPOSED SHARE ISSUANCE AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) for the new A Shares to be issued to CSAHC, they are subject to the lock-up period of 36 months as mentioned above; and (ii) for the new A Shares to be issued to the other specific investors, they are subject to the lock-up period of 12 months.

The new H Shares to be issued pursuant to the H Shares Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to the lock-up period of 36 months.

IV.	APPLICATION FOR LISTING

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance.

Applications will also be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

LETTER FROM THE BOARD

V.	SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Share Issuance:

			immediately after completion of
			the Proposed Share Issuance
			(assuming a maximum of
			1,800,000,000 A Shares and
			600,925,925 H Shares are fully
			subscribed and issued and there
Class of shares	as at the Latest Practicable Date		is no further issuance of Shares)
	number of	percentage	number of	percentage
	shares	ratio (%)	shares	ratio (%)
CSAHC
(A Shares) 1 and 2	4,039,228,665	40.04%	4,597,228,665	36.81%
Nan Lung
(H Shares) [1]	1,064,770,000	10.55%	1,665,695,925	13.34%
Public (A Shares)	2,983,421,335	29.57%	4,225,421,335	33.83%
Public (H Shares)	2,000,753,272	19.83%	2,000,753,272	16.02%

Total	10,088,173,272	100.00%[3]	12,489,099,197	100.00%[3]

Notes:

1.	The H Shares held by Nan Lung include 31,120,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiary of Nan Lung and CSAHC.

2.	Assuming that 1,800,000,000 new A Shares were issued by the Company and no less than 558,000,000 new A Shares were subscribed by CSAHC after completion of the Proposed Share Issuance.

3.	Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

VI.	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

On 27 March 2017, the Company entered into the subscription agreement with American Airlines, pursuant to which the Company has agreed to issue, and American Airlines. has agreed to subscribe for 270,606,272 new H Shares, at the subscription price of HK$1,553.28 million. The subscription has been completed on 10 August 2017.

Save as disclosed above, the Company has not conducted any fund raising exercise in the past 12 months preceding the Latest Practicable Date.

LETTER FROM THE BOARD

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the subscription price for H shares under the Proposed Share Issuance, the total proceeds of the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million). The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB2,400,925,925. After deduction of relevant expenses for the Proposed Share Issuance, the net price to the Company of each of the new A Shares and new H Shares to be issued are approximately RMB5.26 (calculated according to the maximum number of 1,800,000,000 new A Shares to be issued and the maximum issue size of RMB9,500.00 million) and HK$6.156 (as adjusted), respectively. The total proceeds of the Proposed Share Issuance are intended to be used for purchasing aircrafts, projects in relation to energy-conservation and emission-reduction and general working capital of the Company.

Details on the use of proceeds raised in cash from the A Shares Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

			Maximum
			Amount of
		Total Investment	Proceeds
Serial No.	Project Name	Amount	to be Used
		(RMB’0,000)	(RMB’0,000)
1.	Procurement of 41 Aircraft	4,074,696.00	765,415.00
2.	Selection and installation of lightweight seat for A320 series Aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the A Share Issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the A Share Issuance have been received.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be used to supplement general working capital of the Company.

VII.	REASONS FOR AND BENEFITS OF THE PROPOSED SHARE ISSUANCE AND FOR ACCEPTING THE MTU SHARES AS PARTIAL CONSIDERATION PAYABLE BY CSAHC UNDER THE A SHARE SUBSCRIPTION AGREEMENT

The Proposed Share Issuance will help the Company enhance the Company’s financial strength and net assets scale, improve the capital structure, reduce the asset-liability ratio and financial risk. As CSAHC and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAHC, Nan Lung and other specific investors by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB12,737.00 million (including RMB12,737.00 million) from the Proposed Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the subscription price for H Shares are fair and reasonable by taking into account the pricing mechanism of the A Shares is relating to its market price recent trading prices of the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The principal business activity of MTU is civil aircraft engine repair, renovation, maintenance and various support service, provision of engineering support and technical support for installation and removal of aircraft engines, and provision of lease of aircraft engines and components for the purpose of repair, renovation and maintenance service. The increase in the level of demand for air travel would lead to an increase in the size of the aircraft fleet of airlines, which in turn increases the demand for civil aircraft repair, renovation and maintenance services. This would present more business opportunities and have a position impact on the business of MTU, which is one of the leading civil aircraft repair, renovation and maintenance services providers in the industry in terms of the scale of investment and the standards of repair and maintenance services provided and also has the advanced technical ability and research and development capability. Accordingly, MTU has a relatively strong profitability. Further, after the transfer of MTU Shares has been completed, MTU will become a jointly controlled entity of the Company. On one hand the positive financial results of MTU would in turn enhance the Company’s profit level, one the other hand, MTU would be able to help satisfy the Company’s demand for aircraft engine repair, renovation and maintenance services, and also reduce the connected transactions of the Company under the Listing Rules. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to accept the MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement taking into account the aforementioned factors in relation to MTU.

The Directors (including the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and Share Subscription Agreements were entered into after an arm’s length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

VIII.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the shareholding structure of the Company will change and therefore the articles regarding the updated number of shares and the updated registered share capital of the Company in the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM and the Class Meetings to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

IX.	LISTING RULES IMPLICATIONS

The issuance of new A Shares and H Shares pursuant to the Proposed Share Issuance will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issuance of new A Shares and new H Shares contemplated under the Proposed Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

LETTER FROM THE BOARD

As CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAHC (including the transfer of the MTU Shares as partial consideration) and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all five independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 50.59% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder at the EGM and Class Meetings.

X.	INFORMATION OF THE CONTRACTING PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSAHC

CSAHC is a state-owned enterprise established in the PRC. The principal business activity of CSAHC is investment holding.

Nan Lung

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAHC. The principal business activity of Nan Lung is investment holding.

LETTER FROM THE BOARD

XI.	EGM AND CLASS MEETINGS

The EGM will be held to consider and, if thought fit, approve, among other matters, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder. The Class Meetings will be convened to seek approval of the Shareholders in respect of the Proposed Share Issuance. The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:30 p.m. on, Wednesday, 8 November 2017. The Class Meeting for holders of A Shares will be held at the same venue immediately after the conclusion of the EGM and the Class Meeting for holders of H Shares will be held at the same venue immediately after the conclusion of the Class Meeting for the holders of A Shares.

Notices convening the EGM and the Class Meetings, the forms of proxy and the reply slips for the EGM and the Class Meetings are set out on pages EGM-1 to EGM-28 of this circular and are also published on the website of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

Whether or not you intend to be present at such meetings, you are requested to complete the form(s) of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the Company’s registered office at 278 Ji Chang Road Guangzhou PRC 510405, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form(s) of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM and the Class Meetings must be taken by poll.

XII.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from Monday, 9 October 2017 to Wednesday, 8 November 2017, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 6 October 2017.

XIII.	RECOMMENDATION OF THE BOARD

The Directors consider that the Proposed Share Issuance, the proposed amendments to the Articles of Association, the Share Subscription Agreements and the transactions thereunder are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder and at the relevant Class Meetings in respect of the Proposed Share Issuance.

Having taken into account the advice of Independent Financial Adviser, the Independent Board Committee considers that the terms of the Subscription Agreements are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder.

LETTER FROM THE BOARD

XIV.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 24 to 25 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and the Class Meeting and to the letter from the Independent Financial Adviser as set out on pages 26 to 54 of this circular which contains its advice to the Independent Board Committee and the Independent H Share Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder therein.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

22 September 2017

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 22 September 2017 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Subscription Agreements and the transactions thereunder are (i) fair and reasonable, (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) in the interests of the Company and the Shareholders as a whole. Octal Capital has been appointed as the Independent Financial Adviser to advise us and the Independent H Share Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 5 to 23 of the Circular and the letter from the Independent Financial Adviser as set out on pages 26 to 54 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Subscription Agreements and the transactions thereunder with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Having considered the terms of the Subscription Agreements and the transactions thereunder and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Subscription Agreements and the transactions thereunder are (i) fair and reasonable, (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolutions to approve the Subscription Agreements and the transactions thereunder at the EGM and Class Meetings.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Ning Xiang Dong          Liu Chang Le          Tan Jin Song          Guo Wei          Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter from Octal Capital in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the Subscription Agreements, which has been prepared for the purpose of inclusion in this circular.

Octal Capital Limited 801-805, 8th Floor, Nan Fung Tower 88 Connaught Road Central Hong Kong 22 September 2017

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

IN RESPECT OF PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Share Subscription Agreements and the transactions contemplated thereunder, details of which are set out in the circular of the Company dated 22 September 2017 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As stated in the announcement (the “Announcement”), on 26 June 2017, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Shares Subscription Agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash; and (ii) to issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the Proposed Share Issuance will not be more than RMB12,737 million (including RMB12,737 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. On 19 September 2017, the Board considered and approved that (i) the Company to enter into the A Shares Subscription Supplemental Agreement with CSAHC, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Shares Subscription Agreement has been adjusted to RMB1,741 million according to the final assessment results as filed and approved by SASAC stated in the MTU Filed Valuation after adjustment made due to the dividend distribution of MTU for 2016; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Shares Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 profit distribution plan of the Company. Accordingly, the relevant parts in the proposal for A Share Issuance and H Share Issuance will be revised accordingly.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The issuance of new A Shares and H Shares pursuant to the Proposed Share Issuance will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issuance of new A Shares and new H Shares contemplated under the Proposed Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

As CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAHC (including the transfer of the MTU Shares as partial consideration) and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

An independent board committee, comprising all the independent non-executive Directors, namely Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge, has been established to advise the Independent Shareholders as to whether the terms of the Share Subscription Agreements and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned, conducted on normal commercial terms or better and in the ordinary and usual course of business of the Group, and in the interests of the Company and the Shareholders as a whole; and to give a recommendation to the Independent Shareholders in respect of the voting on the resolutions to be proposed at the EGM and Class Meetings.

We, Octal Capital, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Share Subscription Agreements in this regard. We are not connected with the directors, chief executive and substantial shareholders of the Company or CSAHC or any of their respective subsidiaries or their respective associates and do not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group as at the Latest Practicable Date and therefore is considered suitable to give independent advice to the Independent Shareholders. During the last two years, there was no previous engagement between us and the Company, CSAHC or any of their respective subsidiaries or associates. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or CSAHC or any of its subsidiaries or their respective associates.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular as provided by the management of the Company (the “Management”) were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Management regarding the Share Subscription Agreements including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Management respectively in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Management. We will not, however, conduct an independent in-depth investigation into the business and affairs of the Group, CSAHC and their respective associates, nor will we carry out any independent verification of the information supplied to us.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Share Subscription Agreements, we have considered the following principal factors and reasons:

1.	Background and reasons for entering into the Share Subscription Agreement

•	Information on the Company

The Group is principally engaged in airlines operations and certain airlines related business including provision of aircraft maintenance and air catering services. The Group’s headquarter is located in Guangzhou, Guangdong Province, the PRC. According to the annual report of the Company for the year ended 31 December 2016 (the “2016 Annual Report”), the Group ranked first among all Chinese airlines in terms of its fleet, safety records, network and volume of passenger in 2016. As at 31 December 2016, the Group had a fleet of 702 passenger and cargo aircrafts, of which 204 were under finance leases, 244 were under operating leases, and 254 were purchased. The Group operates more than 2,000 daily flights to over 224 destinations in over 40 countries and regions around the world, providing up to 300,000 seats to the market. In 2016, the Group’s volume of passenger traffic amounted to nearly 115 million, which has put the Group in a leading position among Chinese airlines for 38 consecutive years and the world’s fourth-largest airline measured by passengers carried. As disclosed in the 2016 Annual Report, the Group maintained an average fleet age of under 7 years as at 31 December 2016 and planned to introduce a total of 86 new aircrafts and dispose 30 old aircrafts in 2017.

With reference to the announcement of the Company dated 27 March 2017, the Company and a wholly-owned subsidiary of American Airlines Group Inc. (“American Airlines”) entered into the subscription agreement, pursuant to which the Company has agreed to issue 270,606,272 new H Shares to American Airlines at the subscription price of HK$1,553 million under general mandate of the Company (the “H Share Issuance under General Mandate”). As disclosed in the announcement, the H Share Issuance under General Mandate is expected to establish strategic cooperation with American Airlines which aims to provide continuous impetus for the Company’s long-term growth. The forming of the strategic relationship is in line with the general strategic goal of the Group to establish itself as an influential international airlines with an extensive route network.

The following table summarizes the financial highlight of the Group for the three years ended 31 December 2014, 2015 and 2016 and the unaudited financial information of the Group for the six months ended 30 June 2016 and 2017.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Consolidated statement of profit and loss

	Year ended 31 December			Six months ended 30 June
	2014	2015	2016	2016	2017
	RMB’ million	RMB’ million	RMB’ million	RMB’ million	RMB’ million
	(audited)[1]	(audited)[1]	(audited)[1]	(unaudited)[1]	(unaudited)[1]

Total operating revenue	108,584	111,652	114,981	54,119	60,488
Operating profit	4,748	13,438	12,612	7,051	4,582
Profit after taxation	2,398	4,818	5,898	3,691	3,211
Profit attributable to owners of the Company	1,777	3,736	5,044	3,118	2,772

Consolidated statement of financial position

	As at 31 December		As at 30 June
	2014	2015	2016	2017
	RMB’ million	RMB’ million	RMB’ million	RMB’ million
	(audited) [1]	(audited)[1]	(audited)[1]	(unaudited)[1]

Cash & cash equivalents	15,414	4,560	4,152	4,268
Total Assets	189,688	185,989	200,442	204,000
Total Liabilities	145,195	136,365	145,466	146,444
Equity attributable to the owners of the Company	35,748	39,045	43,456	45,355
Gearing Ratio	316.0%	260.5%	247.9%	238.8%

Note 1:	The figures are extracted from the Company’s annual reports for the year ended 31 December 2015, 2016 and interim report for the six months ended 30 June 2017 which were published on the Stock Exchange and prepared under HKFRS.

For the year ended 31 December 2015

As shown in the table above, the total operating revenue of the Company increased from approximately RMB108,584 million in FY2014 to approximately RMB111,652 million in FY2015, representing an increase of approximately 2.8%. In addition, the operating profit of the Company increased from approximately RMB4,748 million in FY2014 to approximately RMB13,438 million in FY2015, representing an increase of approximately 183.0%. The increase in the Company’s revenue and operating profit were mainly due to the increase in residents’ income, the huge demand in domestic aviation market and rapid growth of outbound travel in 2015. The Company’s cash and cash equivalents amounted to approximately RMB4,560 million, representing a decrease of 70.4% over the preceding year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ended 31 December 2016

As shown in the table above, the total operating revenue of the Company increased from approximately RMB111,652 million in FY2015 to approximately RMB114,981 million in FY2016, representing an increase of approximately 3.0%. The increase in the Company’s revenue was mainly due to huge demand in domestic aviation market and rapid growth of outbound travel in 2016. Nonetheless, the operating profit of the Company decreased from approximately RMB13,438 million in FY2015 to approximately RMB12,612 million in FY2016, representing a decrease of approximately 6.1%. The decrease in the Company’s operating profit was mainly due to the increase in staff costs and aircraft and transportation service expenses during 2016. The Company’s cash and cash equivalents amounted to approximately RMB4,152 million in FY2016, representing a decrease of 8.9% over the preceding year.

For the six months ended 30 June 2017

As shown in the table above, the revenue of the Company increased from approximately RMB54,119 million for the six months ended 30 June 2016 to approximately RMB60,488 million for the six months ended 30 June 2017, representing an increase of approximately 11.7%. Nevertheless, the operating profit of the Company decreased from approximately RMB7,051 million for the six months ended 30 June 2016 to approximately RMB4,582 million for the six months ended 30 June 2017, representing a decrease of approximately 35.0%. The decrease in the Company’s operating profit was mainly due to the increase in flight operation expenses. The Company’s cash and cash equivalents amounted to approximately RMB4,268 million as at 30 June 2017, representing an increase of approximately 2.8% as at 31 December 2016.

•	Information on CSAHC and Nan Lung

The parent company, CSAHC, is a company with limited liability established in the PRC and the controlling shareholder of the Company. CSAHC is principally engaged in operating all the state-owned assets and state-owned equities being invested into CSAHC and its joint stock companies.

Nan Lung is a company with limited liability incorporated in Hong Kong and the controlling shareholder of the Company. Nan Lung is principally engaged in investment holding.

•	Information on MTU

MTU, a joint venture of CSAHC and MTU Aero Engines AG, is a limited liability company incorporated under the laws of the PRC. The principal business activity of MTU is civil aircraft engine repair, renovation, maintenance and various support service, provision of engineering support and technical support for installation and removal of aircraft engines, and provision of lease of aircraft engines and components for the purpose of repair, renovation and maintenance service. MTU has provided comprehensive maintenance services to the Group since 2009. With reference to the 2016 Annual Report, the Group incurred engine repair and maintenance service expenses under the agreement with MTU amounted to approximately RMB1,877 million for the year ended 31 December 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table summarizes the financial highlights of MTU for the two year ended 31 December 2015 and 2016 as extracted from the audited reports of MTU.

Consolidated statement of profit and loss

	Year ended 31 December
	2015	2016
	RMB’ million	RMB’ million
	(audited)	(audited)

Revenue	4,443	5,023
Profit attributable to owners of the company	355	355

Consolidated statement of financial position

	As at 31 December
	2015	2016
	RMB’ million	RMB’ million
	(audited)	(audited)

Cash & cash equivalents	199	211
Total Assets	3,191	4,283
Total Liabilities	1,801	2,768
Equity attributable to the owners of the Company (MTU)	1,391	1,515

As shown in the table above, the revenue of MTU increased from approximately RMB4,443 million in FY2015 to approximately RMB5,023 million in FY2016, representing an increase of approximately 13.1%. The increase in the MTU’s revenue was mainly due to the significant growth in revenue related to V2500 engines in 2016. The profit after tax of MTU remained stable at approximately RMB355 million when compared with that in FY2015. The MTU’s total assets have increased from approximately RMB3,191 million in FY2015 to approximately RMB4,283 million in FY2016. The increase in the total assets is mainly due to the increase in account receivables of MTU. The MTU’s total liabilities have increased from approximately RMB1,801 million in FY2015 to approximately RMB2,768 million in FY2016. The increase in the total liabilities is mainly due to the increase in the short term borrowings and accounts payables of MTU.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	Reasons for and benefits of the Proposed Share Issuance and use of proceeds

As mentioned in the Letter from the Board, the Directors consider that the Proposed Share Issuance, including A Share Issuance and H Share Issuance, will help the Company to enhance its financial strength and net assets scale, improve the capital structure, reduce the asset-liability ratio and financial risk. We analyzed the reasons and benefits of the Proposed Share Issuance in respect of the A Share Issuance and H Share Issuance respectively as below.

A Share Issuance

Following the completion of the A Share Issuance, the total issue size of not more than RMB9,500 million A Shares will be issued to not more than 10 specific investors. MTU Shares being partial consideration payable by CSAHC of approximately RMB1,741 million (equivalent to HK$1,989 million) and gross proceeds of RMB7,759 million (equivalent to HK$8,866 million) will be available to the Group upon all conditions precedent in respect of the Proposed Share Issuance have been satisfied and relevant transfer procedure of the MTU Shares registration have been completed.

As set out in the 2016 Annual Report, the Group planned to accelerate its expansion of international markets in order to rebalance the Company’s focus on the domestic and international markets. The Group will develop into a large international airlines with an extensive network and a fleet of exceeding 1,000 aircrafts according to the “13th Five-year Plan” published by Civil Aviation Administration of China “中國民用航空局” (“CAAC”) in late 2016. In particular, we note from the “13th Five-year Plan” that the PRC government aims to increase the capital expenditure on the aviation infrastructure which mainly includes building 74 new civil transport airports such that the number of civil transport airports will reach approximately 260 by 2020. The report anticipated that the number of air passengers in the PRC will grow to approximately 720 million, the country’s total civil aviation turnover would reach approximately 142 billion tons, and cargo and mail turnover will reach approximately 8.5 million tons in 2020. Moreover, the report also suggested that, with the advocate of (《民航行業節能減排規劃》), the emission of carbon dioxide would decrease by 4% when compared with the target of “12th Five-year Plan” by 2020.

In addition, based on our research on the historical data in relation to the civil aviation in the PRC extracted from CAAC, we note that the PRC aviation annual passenger throughput reached approximately 1,016 million times in 2016, representing an increase of approximately 11.1% comparing with 2015. The compound annual growth rate from 2012 to 2016 was approximately 8.4%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Civil aviation annual passenger throughput of the PRC

Source: CAAC

We also obtained the latest available statistic report published by CAAC, the passenger throughput for the first five months of 2017 reached approximately 2,200 million times, representing an increase of approximately 13.4% compared to the same period of last year. The seat occupancy rate for the five months of 2017 reached approximately 83.2%, representing an increase of approximately 1.1% to the same period of last year. The growth of both passenger traffic and seat occupancy rate was mainly driven by the growth of PRC domestic economy and the recovery of global economy.

Based on the abovementioned policies of “13th Five-year Plan”, the Company planned to raise gross proceeds of not more than RMB7,759 million from the A Share Issuance, which will be used as to approximately RMB7,654 million for procurement of 41 aircrafts and as to approximately RMB105 million for selection and installation of lightweight seat for A320 series aircrafts. In the event that the proceeds from the A Share Issuance are not enough to fund the above plans, the Group will use its internal resources to finance the shortfall. The Directors considered that the procurement of new aircrafts, which can enhance the Group’s traffic capacity in terms of passengers and cargo transportation, is conducive to the sustainable business development of the Group. Moreover, we understand from the Company that the installation of the lightweight seat for the Group’s existing aircraft can reduce the weight of those aircrafts which in turn can reduce the fuel consumption on each flight of the Group. It is expected that such reduction can save the Group’s fuel costs and also reduce the emission of greenhouse gases in order to follow the “民航行業節能減排規劃” proposed by CAAC. Therefore, the gross proceeds generated from the A Share Issuance will enable the Group to implement its strategies, enlarge its income-generating assets base, improve its operation efficiency and enhance its environmental-friendly performance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Leverage on the historical growth data of the civil aviation and the policies and targets of the “13th Five-year Plan”, we consider that the A Share Issuance generating gross proceeds for the purpose of aircrafts procurement and light seat installation will enable the Group to achieve its long-term goals as well as the targets of the “13th Five-year Plan” and is in the interests of the Company and Shareholders as a whole.

As discussed in the paragraph headed “Reasons for and benefits of the Proposed Share Issuance and for Accepting The MTU Shares as Partial Consideration Payable by CSAHC Under The A Shares Subscription Agreement” in the Letter from the Board, MTU is one of the leading civil aircraft repair, renovation and maintenance services providers in the industry in terms of the scale of investment and the standards of repair and maintenance services provided. After the completion of transfer of MTU Shares, the Company will have 50% shareholding in MTU and MTU will become a jointly controlled entity of the Company. Based on the financial information of MTU set out above, we noticed that MTU recorded a moderate organic growth in terms of revenue and a stable net income for the two financial years end 31 December 2016. The positive financial result of MTU is expected to bring cash inflow to the Group upon the joint control of MTU by the Group becoming effective. Based on the positive historical financial performance of MTU and the expected increase in the demand of aircraft maintenance services in view of the growing trend of the annual passenger throughput and the policies of the “13th Five-year Plan” as mentioned above, we concurred with the Directors that the injection of the MTU Shares as partial consideration of the A Share Issuance represents a great investment opportunity to enhance the Group’s business growth and asset base as well as broadening its income stream.

Apart from the annual passenger throughput of the PRC data as mentioned above, according to the CAAC, the civil aviation take-off and landing of the PRC increased from approximately 660.3 million times in 2012 to approximately 923.8 million times in 2016, representing a CAGR of approximately 7.0% between 2012 and 2016. During the period, the take-off and landing of Zhuhai Airport increased from 43,815 times in 2012 to 61,400 times in 2016, representing a CAGR of approximately 7.0% between 2012 and 2016. We note that the increase in the number of take-off and landing of both civil aviation of the PRC and Zhuhai Airport were in line with the revenue growth of MTU during the period. With the implementation of the 13th Fiver-year Plan, it is expected that the flight throughput will increase in the future years in view of the proposed targets as abovementioned, which in turn will increase the demand of the aircraft maintenance services in the PRC. In addition, according to the further information of MTU provided by the Company, we note that the maintenance service fee of MTU is charged at a fixed rate per engine flight hour. As the strategic goal of the Group is to establish itself into an influential international airlines with an extensive route network, the Group’s new international routes will increase the engine flight hour of its aircraft. Therefore, upon MTU being the jointly controlled entity of the Group, it is expected that the cost pressure exerted by the increase in maintenance cost of the Group can be alleviated.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Management, MTU is one of the most advanced engine maintenance, repair and overhaul companies in Asia. The engine portfolio of MTU includes the bestsellers engines of V2500, CFM56 and GE90, where (i) V2500 is mainly used in Airbus A320 series and become the preferred engine for Airbus A321 series in China; and (ii) CFM56 and GE90 are mainly used in Boeing B737 series and B777 series respectively. According to the 2016 Annual Report, the total number of the Group’s Airbus A320, A321, B737 and Boeing B777 aircrafts featuring abovementioned engines was 543 as at 31 December 2016, representing approximately 77.4% of the Group’s total aircrafts. Moreover, approximately RMB7,654 million will be used for procurement of 41 aircrafts as abovementioned, we have been advised by the Management that the Group may use such proceeds to acquire new aircrafts including Boeing B737 series and Airbus A320 and A321 series. Therefore, the Directors expected that the Group’s demand for aircraft maintenance services from MTU is expected to increase in the near future.

The relationship between MTU and the Company began in 2009 when a service agreement was entered into between the Company and MTU under which MTU provided the Company with engine repair and maintenance services. As set out in the 2016 Annual Report, MTU provided engine repair and maintenance service expenses to the Group amounted to approximately RMB1,877 million in 2016 and was ranked the 4th largest supplier of the Group in the same year. As advised by the Company, due to the long term business relationship between MTU and the Group, MTU possesses relevant knowledge and experience on the aircrafts of the Group, which would facilitate MTU’s provision of more efficient repair and maintenance services to the Group. Given the strong demand for aircraft repair and maintenance services from the Group, the Directors expected that the joint control of MTU by the Group, on one hand, will satisfy the Company’s increasing demand for high standard of aircraft engine repair, renovation and maintenance services, on the other hand, allow the Group to save relevant repair and maintenance costs in future. Moreover, we are of the view that the joint control of MTU by the Group will reduce the connected transactions of the Company under the Listing Rules which in turn will reduce administrative costs and improve operation efficiency of the Group.

H Share Issuance

Following the completion of the H Share Issuance, no more than 600,925,925 new H Shares at the H Share Subscription price of HK$6.156 will be issued to Nan Lung, raising gross proceeds of no more than HK$3,699 million (equivalent to approximately RMB3,237 million) upon all conditions precedent in respect of the H Share Issuance have been satisfied. The proceeds from the H Share Issuance will be used to supplement general operating funds of the Company.

As disclosed in the Company’s interim report 2017, the cash and bank balances of the Group were approximately RMB5,201 million and taking into account of the gross proceeds for general working capital of not more than approximately RMB3,237 million from the H Share Issue upon its completion and approximately HK$1,553 million (equivalent to approximately RMB1,359 million) from the issuance of new H Shares to American Airlines under general mandate as set out in the announcement of the Company dated 27 March 2017, the Group will have not more than RMB9,797 million general working capital available for the operation and development of the Group upon completion of the Proposed Share Issuance. We understand from the Management that in order to meet the cash flow needs for the Group’s operating scale and its future development in relation to the aforesaid procurement of aircrafts and installation of light seats projects, the additional working capital to be generated from the H Share Issuance is essential to the Group. Based on the working capital budget of the Group provided by the Company, we note that the Group would require additional resources to be generated from the H Share Issuance for its future development.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In view of the above, we are of the view that the A Share Issuance, H Share Issuance and the respective use of proceeds are in line with the business development strategy of the Group. Moreover, the Group’s gearing ratio, being the ratio of total borrowing and total obligation under finance leases over total equity attributable to equity Shareholders of the Company, was approximately 247.9% as at 31 December 2016 as set out in the section headed “Information on the Company” in this letter. The injection of the MTU Shares and the gross proceeds raised from the Proposed Share Issuance will enhance the Group’s asset base upon completion of the Proposed Share Issuance which in turn will improve its capital structure, mitigate its financial risk and reduce its gearing ratio to a certain low level. For details of the financial impacts to the Group, please refer to the section headed “Financial Effects on the Proposed Share Issuance” of this letter.

Taking into account that (i) the positive industry prospect of the aviation industry in the PRC and the policies of “13th Five-year Plan” are expected to increase the future demand of air transportation services and aircraft maintenance services; (ii) the gross proceeds from A Share Issuance will enable the Group to implement its strategies, enlarge its income-generating assets base, improve its operation efficiency and enhance its environmental-friendly performance; (iii) the positive prospect of the aircraft maintenance industry in the PRC; (iv) the expected increase in the demand for MTU maintenance services; (v) the above-mentioned positive financial performance of MTU; (vi) the joint control of MTU will satisfy the Company’s increasing demand for aircraft maintenance services and save relevant costs in future; (vii) the gross proceeds from H Share Issuance will enable the Group to meet its increasing demand of working capital as a result of its development plan; and (viii) the Proposed Share Issuance will improve the Group’s capital structure and mitigate its financial risk, we consider the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole and will bring benefits to the Company.

•	Other financing alternatives available to the Group

As advised by the Management, we note that the Company has also considered other alternative fund financing methods instead of the Proposed Share Issuance, including debt and other equity financing methods such as open offer or rights issue. During our discussion with the Management, the Directors considered that debt financing, including bank loans and issuance of bond, is not favourable to the Company, after taking into account that debt financing will (i) increase interest burden and repayment obligations of the Company; and (ii) increase gearing ratio of the Company. Assuming the total proceeds from the Proposed Share Issuance to be generated by debt financing, the estimated annual interest expenses will be approximately RMB612 million, which is the sum of RMB451 million (i.e. RMB9,500 million multiplied by 4.75%, being the benchmark RMB lending rate of the People’s Bank of China) and approximately HK$185 million (equivalent to RMB161 million) (i.e. HK$3,699 million multiplied by 5.00%, being the prime rate quoted from Hong Kong Money Authority). The above estimated annual interest expenses is for illustration purpose only, which is based on the benchmark RMB lending rate and HK$ prime rate. Alternatively, the equity financing can improve the capital structure of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of open offer and rights issue, as the A Shares and H Shares have to be issued at the same price under open offer and rights issue, it may not be feasible to conduct open offer and rights issue given the substantial price difference between the market price of A Share and H Share. On this basis, we concur with the Management that raising additional funds through the Proposed Share Issuance would be an appropriate means for the Group’s business development.

Having considered that (i) equity financing can improve the capital structure of the Group as compared to debt financing; (ii) the Proposed Share Issuance is less costly when compared to open offer and rights issue; and (iii) the Proposed Share Issuance is more feasible to raise fund when compared to open offer and rights issue in view of the deviation between the A Share price and H Share price, we concur with the Directors’ view that it is in the interests of the Company and the Shareholders as a whole to raise funds by the Proposed Share Issuance.

2.	Principal terms of the A Share Issuance

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, CSAHC entered into the A Shares Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will at the A Share Subscription Price, subscribe for no less than 31% of new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash.

On 19 September 2017 (after trading hours), the Company, and CSAHC entered into the A Shares Subscription Supplemental Agreement, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Shares Subscription Agreement has been adjusted to RMB1,741 million, according to the final assessment results of RMB1,839 million as stated in the MTU Filed Valuation after the adjustment made due to the dividend distribution of MTU for 2016.

Date

26 June 2017, supplemented on 19 September 2017

Parties

1.	The Company, as the issuer.

2.	CSAHC, as the subscriber.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Subscription Price and pricing principles

Number of new A Shares to be issued

The Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will subscribe for no less than 31% of the new A Shares. Assuming that 1,800,000,000 new A Shares were issued by the Company, no less than 558,000,000 new A Shares to be subscribed by CSAHC represent approximately 5.53% of the existing number of issued Shares as the Latest Practicable Date.

The number of the new A Shares to be issued under the A Shares Subscription Agreement will be adjusted in case of ex-right events including bonus issue and transfer to share capital from capital reserve etc. during the period from the date of the A Shares Subscription Agreement to the date of issuance of such new A Shares. The adjustment formula is set out as follows:

QA1 = QA0 × (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

•	A Share Subscription Price

The A Share Subscription Price shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. The closing price of each A Share quoted on the Shanghai Stock Exchange on the 26 June 2017, being the date of the A Share Subscription Agreement, was RMB9.05.

The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of such new A Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 – DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 the issue price before adjustment, DA cash dividends per Share and EA number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The A Share Subscription Price will be determined by the Board or its authorised persons as authorised by the Shareholders at the general meeting in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施 細則》 (2017年修訂)) issued by the CSRC (the “Measure”) after the A Share Issuance being approved by securities regulatory institutions including the CSRC and other supervisory authorities. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the new A Shares at same price subscribed by specific investors.

To assess the basic of the determination of the A Share Subscription Price, we have reviewed the Measure and understood that the basic of the determination of the A Share Subscription Price is in compliance with the Measure, in particular, the A Share Subscription Price shall not be less than 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date (the “90% of Average Price”).

In addition, considering the A Shares to be issued and allotted in the Shanghai Stock Exchange, we have searched for transactions regarding issuance of new A shares conducted by companies listed on the Shanghai Stock Exchange in which the A share issuance announcements have been published from 15 February 2017, being the publish date of the Measure to the date of the Announcement. Under the above the selection criteria, we have identified transactions regarding issuance of new A shares conducted by companies listed on the Shanghai Stock Exchange announced between 15 February 2017 and the date of the announcement (the “A Shares Transaction Comparables”), being the latest available information to demonstrate the prevailing market practices for issuance of A Shares since the publish of the Measure. To the best of our knowledge, we found 19 transactions meeting the aforesaid criteria. Notwithstanding the market capitalisation and/or industries of the A Shares Transaction Comparables are different from that of the Company, we consider that the A Shares Transaction Comparables and the number of A Shares Transaction Comparables identified under the criteria are fair and representative samples for comparison purpose and can reflect the prevailing market trend in relation to issuance of A Shares.

The table below illustrates the details of the A Shares Transaction Comparables.

Date of
announcement	Company name	Stock code	Basis of A share issue price

01/04/2017	州煤業股 有限公司 Yanzhou Coal Mining Company Limited	600188	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

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Date of
announcement	Company name	Stock code	Basis of A share issue price

06/04/2017	北京首創股 有限公司 Beijing Capital Co., Ltd.	600008	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

07/04/2017	廣州汽車集團股 有限公司 Guangzhou Automobile Group Co., Ltd.	601238	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

12/04/2017	東方國際創業股 有限公司 Orient International Enterprise, ltd.	600278	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

21/04/2017	中遠海運發展股 有限公司 COSCO Shipping Development Co., Ltd.	601866	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

26/04/2017	北京銀行股 有限公司 Bank of Beijing Co., Ltd.	601169	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

28/04/2017	上海界龍實業集團股 有限 公司 Shanghai Jielong Industry Group Corporation Limited	600836	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

11/05/2017	廣東榕泰實業股 有限公司 Guangdong Rongtai Industry Co., Ltd.	600589	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

16/05/2017	蒙古鄂爾多斯資源股 有 限公司 Inner Mongolia Eerduosi Resources Co., Ltd.	600295	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

16/05/2017	東方證券股 有限公司 Orient Securities Company Limited	600958	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of
announcement	Company name	Stock code	Basis of A share issue price

19/05/2017	上海申達股 有限公司 Shanghai Shenda Co., Ltd.	600626	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

20/05/2017	南京醫藥股 有限公司 NanJing Pharmaceutical Company Limited	600713	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

23/05/2017	龍元建設集團股 有限公司 Long Yuan Construction Group Co., Ltd.	600491	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

23/05/2017	維格娜絲時裝股 有限公司 VGRASS Fashion Co., Ltd.	603518	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

27/05/2017	華泰證券股 有限公司 Huatai Securities Co., ltd.	601688	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

06/06/2017	深 市金證科技股 有限公司 Shenzhen Kingdom Sci-tech Co., Ltd.	600446	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

10/06/2017	山東新華醫療器械股 有限公司 Shinva Medical Instrument Co., Ltd.	600587	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

17/06/2017	金花企業 (集團)股 有限公司 Ginwa Enterprise (Group) Inc.	600080	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

19/06/2017	威龍葡萄酒股 有限公司 Wei Long Grape Wine Co., ltd.	603779	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As shown in the above table, the basis of A share issue price of all the A Shares Transaction Comparables were determined in compliance with the Measure, in which, the A share issue price is not less than 90% of their respective 20-day average trading price immediately preceding their respective price referencing date.

On the other hand, we understand that the most recent net asset value per Share can be considered as the bottom issue price of the new A Share. According to the above section headed “Information on the Company”, we note that the unaudited net asset value attributable to equity shareholders of the Company per Share of the Company for the six months ended 30 June 2017 of RMB4.62 (the “Most Recent NAV Per Share”) is substantially below the closing price of the A Share as at the date of the Announcement of RMB9.05 (the “Announcement Date Price”). We have further obtained the A Share historical price during the period from 27 June 2016 to 26 June 2017, being 1-year period up to the date of the Announcement. The average A Share price during the period is approximately RMB7.76 (the “Average Historical Price”), representing a premium of approximately 68.0% over the Most Recent NAV Per Share. Based on our findings above, we consider that the A Share Subscription Price will likely be determined according to the basis of the 90% of Average Price rather than the Most Recent NAV Per Share.

Having considered that (i) the basis of the A Share Subscription Price determination is in compliance with the Measure; (ii) the basis of the A Share Subscription Price is comparable to those of the A Shares Transaction Comparables; and (iii) the A Share Subscription Price will likely to be determined according to the basis of the 90% of Average Price rather than the Most Recent NAV Per Share, we concur with the Directors that the A Share Subscription Price being not fixed as at the date of the Announcement is on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

•	MTU Valuation

As set out in the Letter from the Board, we note that the MTU Shares were priced by the Company and CSAHC after arm’s length negotiations by taking into account, among others, the appraisal value of the MTU Shares, being RMB1,741 million after the adjustment made due to the dividend distribution of MTU for 2016, according to MTU Preliminary Valuation. The final assessment results as filed and approved by SASAC as stated in the MTU Filed Valuation amounted to RMB1,839 million after the adjustment made due to the dividend distribution of MTU for 2016.

In assessing the fairness and reasonableness of the valuation methodologies adopted by the Independent Valuer, we have reviewed the MTU Filed Valuation prepared by the Independent Valuer. For our due diligence purpose, we have reviewed and enquired the Independent Valuer’s qualification and experience in relation to the performance of the MTU Filed Valuation. We note that the Independent Valuer is a qualified asset appraisal firm approved by the Ministry of Finance of the PRC to perform valuation works in the PRC. We have reviewed the qualifications and working experiences of Mr. Liu Hong Qi and Mr. Kong Ping Yan who are the chief appraisers of the Independent Valuer and have over 20 years’ experience in participating relevant valuation projects in the PRC. We have interviewed the Independent Valuer to assess its independence and noted that, as they are aware of, the team members being involved in the preparation of the MTU Filed Valuation does not have any relationship with the Company, connected persons or any close associates of the Company and the Independent Valuer is not aware of potential issues regarding its independence from the Company. Having considered (i) the qualification of the Independent Valuer; (ii) the practical experience of the chief appraisers; and (iii) the independence of the Independence Valuer as stated above, we are satisfied that the Independent Valuer is independent and capable of performing the MTU Filed Valuation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, we have reviewed the terms of the engagement letter from the Independent Valuer in relation to the MTU Filed Valuation and noted that the scope of work is appropriate to the opinion required to be given. We also are not aware of any limitation on the scope of work which might have an adverse impact on the degree of assurance given by the Independent Valuer. As such, we are of the view that the scope of work of the Independent Valuer is appropriate.

Valuation methodology

We note that the Independent Valuer has considered income approach and asset based approach to determine the value of the MTU Shares. Income approach focuses on the future income of an enterprise, and is based on the projected future income of the enterprise while the asset-based approach focuses on the history and reality of the company. After taking into account (i) the persistent and stable growth of the operation scale and financial performance of MTU; (ii) the comparable advantages of MTU including its advanced technical ability; and (iii) the increasing demand of the civil aircraft repair and maintenance services, the Independent Valuer considered that the income approach is a more appropriate method to assess the MTU Filed Valuation. Based on the result of our discussion and the reasons given by the Independent Valuer as stated above, we concur with the Independent Valuer and are of the view that the income approached is an appropriate measure to evaluate the market value of the MTU Shares.

Moreover, we understand that the Independent Valuer has used the weighted average cost of capital (the “WACC”) as the capitalisation rate in the MTU Filed Valuation. WACC, which is commonly referred to as the company’s cost of capital taken into account cost of equity and after-tax cost of debt, represents the minimum return that a company must earn on an existing asset base to satisfy its creditors, owners, and other providers of capital. We note that in the MTU Filed Valuation that the cost of equity was developed by using Capital Asset Pricing Model (the “CAPM”), a model widely used by the investment community. CAPM states that an investor requires excess returns to compensate for any risk that is correlated to the risk in the return from the stock market as a whole but requires no excess return for other risks. The cost of equity is calculated by reference to (i) risk free rate; (ii) equity market risk premium in the PRC, being the difference between the expected market return in the stock market in the PRC and the risk free rate; (iii) average adjusted beta coefficient sourced from Wind Information (www.wind.com.cn) which is an information platform; and (iv) firm specific risk premium of MTU. Another component of WACC is after-tax cost of debt, which is based on the long term best lending rate in the PRC and the standard tax rate of 25%.

Having considered (i) cost of equity was derived using CAPM in the manner as discussed above; (ii) cost of debt, being the after-tax interest expense of MTU with reference made to the long term best lending rate in the PRC and standard tax rate in the PRC; and (iii) weight of equity and debt being determined by their weight as at the date of the valuation of MTU, we are of the view that the bases in determining the WACC as the capitalisation rate to be reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account of (i) the abovementioned reasons of adopting income approach for the MTU Filed Valuation; and (ii) the determination of capitalization rate being made with reference to the WACC which was calculated based on prevailing market data and public data of comparable companies, we consider the valuation methodologies are fair and reasonable, and appropriate with respect to the MTU Filed Valuation.

Valuation assumptions

We have discussed with the Management and the Independent Valuer and obtained relevant supporting information, where appropriate, regarding the basis of the major assumptions of the MTU Filed Valuation (the “Major Assumptions”), details of which are listed out in the Appendix V to the Circular, which include specific assumptions relating to, in particular (i) there will be no major changes in the laws, rules or regulations, financial, economic, market and political conditions where MTU operates which may materially and adversely affect its business; (ii) there will be no major changes in the current taxation law in the PRC in which MTU operates; (iii) MTU will retain and have competent management, key personnel, and technical staffs to support its ongoing operations; and (iv) MTU will be qualified for the tax deduction for PRC corporate income tax in accordance with High Technology Enterprises Qualification in the PRC. Based on the above and nothing has come to our attention that causes us to doubt the fairness and reasonableness of the Major Assumptions, we consider that the Major Assumptions are fair and reasonable.

As set out above, we are satisfied that (i) the Independent Valuer is independent from the Company and has sufficient experience and competency to perform the MTU Filed Valuation; (ii) the Independent Valuer’s scope of work is appropriate for the relevant engagement; and (iii) the valuation methodology and the Major Assumptions used by the Independent Valuer are fair, reasonable and complete in relation to the MTU Filed Valuation. Based on the above, we are of the view that the MTU Filed Valuation performed by the Independent Valuer is fair and reasonable.

To further assess the fairness and reasonableness of the Consideration, we have performed an analysis of comparable companies which are currently engaged in the similar business as MTU. As stated in the Letter from the Board, the principal business activity of MTU is provision of civil aircraft engine repair, renovation, maintenance and various support services. In addition, we note that the majority of the revenue of MTU was derived from China for the three years ended 31 December 2014, 2015 and 2016. Therefore, we consider that it is appropriate to identify comparable companies that are listed on the stock market in the PRC and Hong Kong, including the Stock Exchange, the Shanghai Stock Exchange (the “SHSE”) and the Shenzhen Stock Exchange (the “SSE”). We have identified comparable companies (the “Comparable Companies”) that (i) are currently listed on the Stock Exchange or SSE; and (ii) are primarily engaged in business similar to that of MTU in the PRC, which represent an exhaustive list of comparable companies we were able to identify from the website of Stock Exchange, SHSE and SSE satisfying the above selection criteria. The table below illustrates the price-to-earnings ratio (“P/E Ratio”) and price-to-book-value ratio (“P/B Ratio”) of each of the Comparable Companies based on their earnings per share and net asset value per share as at the Last Trading Day and the MTU’s P/E Ratio and P/B Ratio based on the Consideration. In our below analysis, the implied value of the equity of MTU of approximately RMB3,678 million is derived from the consideration for 50.0% shareholding of MTU amounted to RMB1,839 million divided by 50.0% (the “Implied Value”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	Closing share
	price as at the		Net asset	P/E Ratio	P/B Ratio
Company name	date of the	Earnings	value per	(times)	(times)
(stock code)	Announcement	per share	share	(Note 1)	(Note 2)

Hong Kong Aircraft Engineering Company Limited (0044.hk)	HK$53.95	HK$5.86	HK$45.21	9.21	1.19
Sichuan Haite High-Tech Co., Ltd. (002023.sz)	RMB10.53	RMB0.05	RMB4.26	210.60	2.47
Guangzhou Hangxin Aviation Technology Co., Ltd. (300424.sz)	RMB49.15	RMB0.45	RMB6.58	109.22	7.47

	Average			109.68	3.71
	Median			109.22	2.47
	Maximum			210.60	7.47
	Minimum			9.21	1.19

MTU				10.35	2.43
				(Note 3)	(Note 4)

Source: Stock Exchange (www.hkex.com.hk) and SSE (http://english.sse.com.cn/)

Notes:

1.	The P/E Ratios of the above companies are calculated by dividing their closing share price as at the date of Announcement by their earnings per share.

2.	The P/B Ratios of the above companies are calculated by dividing their closing share price as at the date of Announcement by their net asset value per share.

3.	The P/E Ratio of MTU is calculated by dividing the Implied Value of approximately RMB3,482 million by the profit for the year of MTU of approximately RMB355 million for the year ended 31 December 2016.

4.	The P/B Ratio of MTU is calculated by dividing the Implied Value of approximately RMB3,482 million by the audited consolidated net asset of MTU of approximately RMB1,515 million for the year ended 31 December 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above table, the P/E Ratio of the Comparable Companies range from approximately 9.21 times to 210.6 times, with an average of approximately 109.68 times and a median of approximately 109.22 times. The P/B Ratio of the Comparable Companies range from approximately 1.19 times to 7.47 times, with an average of approximately 3.71 times and a median of approximately 2.47 times.

Under the above analysis, we note that (i) the P/E Ratio of MTU is approximately 10.35 times which is below the average P/E Ratio of the Comparable Companies and the median P/E Ratio of the Comparable Companies and (ii) the P/B Ratio of MTU is approximately 2.43 times which is below the average P/B Ratio of the Comparable Companies and the median P/B Ratio of the Comparable Companies.

3.	Principal terms of the H Share Issuance

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, on 26 June 2017, Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Shares Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for not more than 590,000,000 new H Shares (including 590,000,000 H Shares), raising gross proceeds of no more than HK$3,699 million (including HK$3,699 million) (equivalent to RMB3,237 million). On 19 September 2017, the Board considered and approved that the subscription price and the number of H Shares to be issued pursuant to the H Shares Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 profit distribution plan of the Company. Accordingly, the relevant parts in the proposal for H Share Issuance will be revised accordingly.

Date

26 June 2017

Parties

1.	The Company, as the issuer.

2.	Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for no more than 590,000,000 new H Shares (including 590,000,000 H Shares). Such new H Shares represent approximately 5.85% of the existing number of issued Shares as at the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of the H Share Subscription Agreement to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 × PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

As mentioned in the Letter from the Board, the subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement. The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) has been distributed to the Shareholders. As such, on 19 September 2017, the Board considered and approved that the subscription price of H Shares to be issued under H Share Issuance shall be adjusted from HK$6.27 per H Share to HK$6.156 per H Share, and the number of H Shares to be issued under the H Share Issuance shall be adjusted from not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to not more than 600,925,925 new H Shares (including 600,925,925 H Shares). Such adjusted number of new H Shares represent approximately 5.96% of the existing number of issued Shares as at the Latest Practicable Date.

•	H Share Subscription Price

The subscription price shall be HK$6.27 per H Share. The subscription price of HK$6.27 per H Share was agreed after arm’s length negotiations between the parties with reference to the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the Board held on 26 June 2017 (the “Date of Board Meeting”), which is equal to the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting divided by the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting.

As mentioned above, the subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement. The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) has been distributed to the Shareholders. As such, on 19 September 2017, the Board considered and approved that the subscription price of H Shares to be issued under H Share Issuance shall be adjusted from HK$6.27 per H Share to HK$6.156 per H Share, and the number of H Shares to be issued under the H Share Issuance shall be adjusted from not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to not more than 600,925,925 new H Shares (including 600,925,925 H Shares).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Such subscription price of HK$6.156 (as adjusted) per new H Share represents:

(a)	a discount of approximately 7.59% to the closing price of HK$6.666 per H Share quoted on the Stock Exchange on the date of the Announcement after taking into account the effect of the distribution of final dividend of the Company;

(b)	a discount of approximately 2.93% to the average closing price of HK$6.346 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the Announcement after taking into account the effect of the distribution of final dividend of the Company; and

(c)	a discount of approximately 2.24% to the average closing price of HK$6.301 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the date of the Announcement after taking into account the effect of the distribution of final dividend of the Company.

The subscription price of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of the Announcement to the date of issuance of such new H Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: PH = PH0 – DH

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

3.	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 – DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	Review of Share prices

To assess the fairness and reasonableness of the subscription price of the new H Shares (the “H Share Subscription Price”), we set out the following analyses for illustrative purpose. The following share price chart of the Company illustrates the highest and lowest closing prices and the average closing price of the H Shares as quoted on the Stock Exchange during the period commencing from 1 June 2016 up to the Latest Practicable Date (the “Historical Price Period”):

Source: Stock Exchange (www.hkex.com.hk)

As shown by the chart above, the daily closing prices of the H Share range from HK$4.00 to HK$6.78 during the Historical Price Period. The H Share Subscription Price of HK$6.156 is within the range of the lowest and highest closing prices of the H Share as quoted on the Stock Exchange during the Historical Price Period, and represents a premium of approximately 53.9% over the lowest closing price of HK$4.00 recorded on 29 December 2016 and a discount of approximately 9.2% to the highest closing price of HK$6.78 recorded on the date of the Announcement. We note that the H Share Subscription Price of HK$6.156 per Share is higher than most of the closing prices during the Historical Price Period (i.e. 279 out of 319 trading days).

•	Comparable Analysis

In order to assess the fairness and reasonableness of the Consideration, we have reviewed and performed an analysis on the P/E Ratio and P/B Ratio on the company listed on the Main Board which is principally engaged in aviation business in the PRC and the Asia Pacific region. We consider that the P/E Ratio analysis and the P/B Ratio analysis are commonly used approaches to assess the valuation of a company in terms of its earning and book value respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the Company being one of the air transportation service providers in the PRC, we have attempted to identify comparable transactions in which (i) the issuers are listed on the Stock Exchange; and (ii) the issuers are principally engaged in provision of air transportation service in the PRC and the Asia Pacific region. To the best of our knowledge and endeavor, we have identified three comparable (the “Industry Comparables”) in the table below.

The table below illustrates the P/E Ratio and the P/B Ratio of each of the Industry Comparables based on their market capitalisation as at the date of the Announcement.

	Closing share
	price as at the		Net asset
	date of the	Earnings	value per	P/E Ratio	P/B Ratio
Company name	Announcement	per share	share	(times)	(times)
(stock code)	(HK$)	(HK$)	(HK$)	(Note 1)	(Note 2)

Air China Limited (753)	8.03	0.64	5.49	12.50	1.46
China Eastern Airlines Corporation Limited (670)	4.70	0.38	3.96	12.44	1.19
Cathay Pacific Airways Limited (293)	12.12	NA	14.07	NA	0.86

	Average			12.47	1.17
	Median			12.47	1.19
	Maximum			12.50	1.46
	Minimum			12.44	0.86

New H Share (1055)	6.156	0.60	5.13	10.34	1.20
	(H Share Subscription Price)

Source: Stock Exchange (www.hkex.com.hk)

Notes:

1.	The P/E Ratios of the above Industry Comparable are calculated by dividing their closing price as at the date of the Announcement by their respective earnings per share for the year ended 31 December 2016. The P/E Ratios of the H Share Issuance is calculated by dividing the H Share Subscription Price by the earnings per share of the Company for the year ended 31 December 2016.

2.	The P/B Ratios of the above Industry Comparable are calculated by dividing their closing price as at the date of the Announcement by their respective audited net asset value per share as at 31 December 2016. The P/B Ratios of the H Share Issuance is calculated by dividing the H Share Subscription Price by the audited net asset value per share of the Company for the year ended 31 December 2016.

3.	Above earnings per share and net asset value per share of Air China Limited and China Eastern Airlines Corporation Limited are converted to HK$ using the exchange rate of RMB1 to HK$1.16 as reference.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above table, the P/E Ratio of the Industry Comparables ranges from approximately 12.44 times to 12.50 times, with an average and a median of both at approximately 12.47 times. The P/B Ratio of the Industry Comparables ranges from approximately 0.86 time to 1.46 times, with an average of approximately 1.17 times and a median of both at approximately 1.19 times.

From the above analysis, we note that (i) the P/E Ratio of the H Share Issuance is approximately 10.34 times which is below the average P/E Ratio and the median P/E Ratio of the Industry Comparables, representing a discount of approximately 17.1% to the average P/E Ratio and the median P/E Ratio of the Industry Comparables; and (ii) the P/B Ratio of the H Share Issuance is approximately 1.20 times which is above the average P/B Ratio and the median P/B Ratio of the Industry Comparables, representing a premium of approximately 2.6% to the average P/B Ratio and a premium of approximately 0.8% to the median P/B Ratio of the Industry Comparables.

Notwithstanding the P/E Ratio of the H Share Issuance being generally lower than those of the Industry Comparables, after taking into account that (i) the P/E Ratio of the Company as at the date of the Announcement of approximately 11.78 is lower than those of the Industry Comparables on the same date (except for the Cathay Pacific Airways Limited where the corresponding P/E Ratio was not applicable as it suffered net loss in 2016); (ii) the P/B Ratio of the H Share Issuance is higher than the average P/B Ratio and the median P/B Ratio of the Industry Comparables; (iii) there were only 14 trading days at which the closing prices of the Company are higher than the H Share Subscription Price during the Historical Price Period; and (iv) the H Share Subscription Price is higher than the issue price under the H Share Issuance under General Mandate, we consider that H Share Subscription Price is fair and reasonable.

4.	Lock up period

According to the Measure, the non-public issuance of new A shares is subject to a lock-up period of not less than 36-month period for controlling shareholders, their beneficial owners, or their associates, while we note that there is no similar compulsory regulatory requirement in relation to lock-up period for H shares issuance listed in Hong Kong. As set out in the Letter from the Board, both of the new A Shares to be issued to CSAHC and new H Shares to be issued to Nan Lung shall not be transferred within 36 months from the completion date of their issuances. In light of the aforementioned, we concur with the Directors that the Proposed Share Issuance has limited any potential negative impact to the A Share and H Share market price of the Company with the 36-month lock-up period.

5.	Comparison between A Share Issuance and H Share Issuance

We note that there is a significant premium of the price of A Share over the price of H Shares. As at the date of the Announcement, the closing price of the A Share was RMB9.05 (equivalent to approximately HK$10.49, at the exchange rate of RMB1 = HK$1.1595), representing a premium of approximately 54.7% over the closing price of H Share of HK$6.78. According to the A Share Issuance, the amount of the total gross proceeds to be generated and the value of the MTU Shares as partial consideration payable by CSAHC is approximately RMB9,500 million (equivalent to approximately HK$11,015 million). Assuming the amount to be raised by issuing new H Shares, the number of H Shares to be issued will be substantially more than that required under the A Shares Issuance, which will lead to a greater dilution effect to the shareholding of the existing Shareholders and will not be in the interests of the Independent Shareholders. Therefore, we concur with the Directors that the A Share Issuance, being accounted for more than 75% of the total number of new A Share and new H Share to be issued under the Proposed Share Issuance, is beneficial to the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

On the other hand, as advised by the Management, the Directors considered that raising gross proceeds of no more than HK$3,699 million (equivalent to RMB3,237 million) from the H Share Issuance is more preferable than issuing additional new A Share, after taking into account (i) as Nan Lung is a wholly-owned subsidiary of CSAHC, H Share Issuance subscribed by Nan Lung helps to further align the interest between CSAHC and the Company, which is beneficial for the long term development of the Company; (ii) issuance in both A Share and H Share markets can help the Company raise fund from both onshore and offshore, which demonstrates the Company’s confidence in both markets; and (iii) H Share Issuance provides a source of offshore funding for the Company, and such funding supports the Company’s future investment opportunities and business development. On the above bases, we are of the view that it is beneficial to the Company to raise fund by issuance of the A Shares together with the H Shares to meet the need of additional working capital and achieve its long-term business growth.

6.	Financial effects of the Proposed Share Issuance

Upon completion of the Proposed Share Issuance, the Group will hold the 50% of the equity interest of MTU. Consequently, MTU will become a jointly controlled entity of the Company.

Earnings

Based on the 2016 Annual Report, the Group recorded profit attributable to owners of the Company of approximately RMB5,044 million. Upon completion of the Proposed Share Issuance, MTU will become a jointly controlled entity of the Company and the future earnings from MTU would be contributed to the Group. If there would not be any immediate material impact on earnings of MTU, we consider that the Proposed Share Issuance would enhance the income stream of the Group.

Cash flow

Based on the 2016 Annual Report, the Group had cash and bank balances of approximately RMB4,152 million as at 31 December 2016. Pursuant to the Proposed Share Issuance, as the consideration of the MTU Shares would be fully settled by issuance of new A Shares, the Proposed Share Issuance itself would not on one hand exert any considerable immediate pressure on the cash flow of the Group upon the completion of Proposed Share Issuance, on the other hand, the working capital will be increased, in particular upon the completion of the H Share Issuance.

Net asset value

Based on the 2016 Annual Report, the consolidated net asset of the Group as at 31 December 2016 was approximately RMB54,976 million. Upon completion of the Proposed Share Issuance, the total assets of the Group are expected to increase as a result of the injection of MTU Shares and availability of total gross proceeds.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Gearing

Based on the 2016 Annual Report, the gearing ratio of the Group as at 31 December 2016 was approximately 247.9% as derived by dividing the total borrowings and obligation under finance leases of the Group as at 31 December 2016 by the total equity attributable to equity shareholders of the Company as at 31 December 2016. Upon completion of the Proposed Share Issuance, the gearing ratio of the Group is expected to decrease as a result of the injection of MTU Shares and availability of total gross proceeds.

Having considered the positive financial effects on the potential growth of the Group’s earnings, absence of immediate pressure on the Group’s cash flow, increase in the Group’s net asset value and decrease in gearing ratio, we are of the view that the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole.

7.	Potential dilution effect on the interests of other public Shareholders

Based on the assumptions stated in the Letter from the Board, the maximum number of H Shares and A Shares to be issued will be 1,800,000,000 A Shares and 600,925,925 H Shares, respectively. Pursuant to the A Shares Subscription Agreement, CSAHC will subscribe not less than 31% of new A Shares while the rest will be subscribed by other specific investors. Pursuant to the H Shares Subscription Agreement, CSAHC will subscribe all the new H Shares.

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Share Issuance:

			immediately after completion of
			the Proposed Share Issuance
			(assuming a maximum of
			1,800,000,000 A Shares and
			600,925,925 H Shares are fully
			subscribed and issued and there is
Class of shares	as at the Latest Practicable Date		no further issuance of Shares)
	number of	percentage	number of	percentage
	shares	ratio (%)	shares	ratio (%)

CSAHC (A Shares)	4,039,228,665	40.04	4,597,228,665	36.81
Other independent subscribers (A Shares)	–	–	1,242,000,000	9.94
Nan Lung (H Shares)	1,064,770,000	10.56	1,665,695,925	13.34
Public (A Shares)	2,983,421,335	29.57	2,983,421,335	23.89
Public (H Shares)	2,000,753,272	19.83	2,000,753,272	16.02

Total	10,088,173,272	100.00	12,489,099,197	100.00

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the above table, the (i) the shareholding of the public Shareholders of A Shares will be decreased from approximately 29.57% to approximately 23.89%; and (ii) the shareholding of the public Shareholders of H Shares will be decreased from approximately 19.83% to 16.02%. As such, the overall shareholding of the public Shareholders will be decreased from approximately 49.40% to 39.91%. The shareholding dilution effect appears to be pretty material, while such dilution effect is inevitable on the grounds that the Company (i) would have the joint control of MTU without expending any cash resources or incur any liability of the Group; and (ii) would have received considerable amount of net proceeds for the procurement of aircraft, installation of light seats and addition of working capital from the Proposed Share Issuance which will enable the Group to achieve its long term business growth.

Having considered that (i) the reasons for and benefits of the Proposed Share Issuance; (ii) the expected contribution from MTU in terms financing performance and operation efficiency to the Group; and (iii) the fair and reasonable A Share Subscription Price and H Share Subscription Price, we consider that the Proposed Share Issuance is fair and reasonable and in the interest to the Shareholder and the Company as a whole.

RECOMMENDATION

Having considered the above principal factors, we consider that the entering into the Share Subscription Agreements is in the ordinary and usual course of business of the Group, the terms of the A Shares Subscription Agreement, the H Shares Subscription Agreement and the transactions contemplated thereunder are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned and the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders, and we advise the Independent Shareholders, to vote in favour of the proposed resolution(s) to approve the A Shares Subscription Agreement, the H Shares Subscription Agreement and the transactions contemplated thereunder at the EGM and Class Meetings.

Yours faithfully,
For and on behalf of
Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:	Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 23 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 15 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	REPORT ON USE OF PROCEEDS
FROM PREVIOUS FUND RAISING ACTIVITIES

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Under the general mandate granted to the board of directors (the “Board”) at the 2015 annual general meeting of China Southern Airlines Company Limited (the “Company”), and according to the resolutions passed at the extraordinary Board meeting held on 27 March 2017 and the “Approval Reply to the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2017] No. 1350) issued by the China Securities Regulatory Commission (“CSRC”) on 26 July 2017, the Company issued 270,606,272 overseas listed foreign shares (H shares) by way of non-public issuance to American Airlines, Inc. (“American Airlines”) on 10 August 2017 (the “Proceeds from Previous Fund Raising Activities”). According to the “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC, the use of the Proceeds from Previous Fund Raising Activities as at 17 August 2017 of the Company is reported as follows:

I.	AMOUNT OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND STATUS OF RECEIPT

According to the approval issued by the CSRC (Zheng Jian Xu Ke [2017] No. 1350), the Company issued 270,606,272 H shares by way of non-public issuance to American Airlines on 10 August 2017 at an issue price of HK$5.74 per share. The gross proceeds from the issuance was HK$1,553,280,000.00, On 10 August 2017, the proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, and a capital verification report (No. KPMG Huazhen Yan Zi No. 1700475) was also issued. The aforesaid proceeds was equivalent to RMB1,327,122,432.00 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.8544) on the proceeds receipt date, i.e. 10 August 2017. The net proceeds amounted to RMB1,321,747,289.06 after deduction of issuance expenses, including financial advisory fees, attorney’s fees, scrip fees and relevant tax and fees, equivalent to RMB5,375,142.94 (unpaid as at the date of this report on the use of Proceeds from Previous Fund Raising Activities).

II.	ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As at 17 August 2017, the comparisons between the actual use of the Proceeds from Previous Fund Raising Activities and the committed use of proceeds as stated in the Company’s disclosed documents relating to the non-public issuance of shares are as follows:

APPENDIX I	REPORT ON USE OF PROCEEDS
FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Comparison Table of the Use of the Proceeds from Previous Fund Raising Activities

			Unit: RMB

Total amount of proceeds:	1,321,747,289.06	Accumulated total amount of proceeds used:	256.32
		Total amount of proceeds used in each period:
Total amount of proceeds relating to a change of use:	0.00	The period from 10 August 2017 to 17 August 2017:	256.32
Percentage of the total amount of proceeds relating to a change of use:	0.00

			Total investment amount			Accumulated investment amount of the
	Investment project		of the proceeds			proceeds as at the end date
Difference
									between the	Date for
									actual	projects to
									investment	reach Intended
									amount and the	use (or the
			Committed	Committed		Committed	Committed		committed	completion
	Committed	Actual	investment	investment	Actual	investment	investment	Actual	investment	progress of the
	investment	investment	amount prior to	amount after	investment	amount prior to	amount after	investment	amount after	project as at
No.	project	project	the issuance	the issuance	amount	the issuance	the issuance	amount	the issuance	the end date)
					(Note 1)			(Note 1)

1	Supplement the general working capital of the Company	Supplement the general working capital of the Company	1,321,747,289.06	1,321,747,289.06	256.32	1,321,747,289.06	1,321,747,289.06	256.32	1,321,747,032.74	N/A

Note 1:	The amount represents relevant handling fees withdrawn from the savings account for the Proceeds from Previous Fund Raising Activities as at 17 August 2017.

(II)	Circumstances and Reasons for the Adjustment and Change of the Use of the Proceeds from Previous Fund Raising Activities

There was no adjustment and change of the use of the Proceeds from Previous Fund Raising Activities for the Company.

(III)	Explanations on the Transfer or Replacement of the Projects That Use the Proceeds from Previous Fund Raising Activities

There was no transfer or replacement of the projects that use the Proceeds from Previous Fund Raising Activities.

APPENDIX I	REPORT ON USE OF PROCEEDS
FROM PREVIOUS FUND RAISING ACTIVITIES

(IV)	Explanations on the Temporarily Idle Proceeds from Previous Fund Raising Activities Used for Other Purposes

There were no circumstances that the temporarily idle Proceeds from Previous Fund Raising Activities were used for other purposes.

III.	COMPARISON TABLE OF THE BENEFITS REALISED FROM THE PROJECTS FUNDED BY THE PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

			Accumulative	Estimated
Actual investment project			benefits realized	benefits achieved
			The period from	The period from
		Promised annual	10 August 2017 to	10 August 2017 to
No.	Name of project	benefits	17 August 2017	17 August 2017

1	N/A	N/A	N/A	N/A

Announcements made by the Company in relation to the issue of H shares under the General Mandate disclosed that the net Proceeds from Previous Fund Raising Activities would be fully utilised to supplement the general working capital of the Company. Therefore, benefits realized from the projects funded by the Proceeds from Previous Fund Raising Activities are not applicable to the disclosure of the aforementioned investment projects.

IV.	DIFFERENCE BETWEEN THE ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND RELEVANT CONTENTS OF REGULAR REPORTS AND OTHER DISCLOSED DOCUMENTS OF THE COMPANY

It is not applicable. The Proceeds from Previous Fund Raising Activities were placed in the bank account of the Company as at 10 August 2017. As at the date of this report on the use of Proceeds from Previous Fund Raising Activities, the regular reports and other documents disclosed by the Company had not involve information on the Proceeds from Previous Fund Raising Activities.

V.	BALANCE OF THE USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND PLAN ON THE USE OF REMAINING PROCEEDS

As at 17 August 2017, the remaining amount of the Proceeds from Previous Fund Raising Activities was RMB1,321,747,032.74, all of which was planned to supplement the general working capital of the Company.

APPENDIX I	REPORT ON USE OF PROCEEDS
FROM PREVIOUS FUND RAISING ACTIVITIES

VI.	BOARD’S OPINIONS

The Board of the Company believes that all the Proceeds from Previous Fund Raising Activities have been received. The contents of the report on the use of the Proceeds from Previous Fund Raising Activities are true, accurate, and complete without any false and misleading statements or material omissions.

China Southern Airlines Company Limited
22 August 2017

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE

NON-PUBLIC ISSUE OF A SHARES (REVISED VERSION)

DEFINITIONS

In this report, unless the context otherwise requires, the following abbreviations herein shall have the following meaning:

China Southern Airlines/the Company/the Issuer	China Southern Airlines Company Limited

CSAHC/the Controlling Shareholder/the Controlling Shareholder of the Company	China Southern Air Holding Company

MTU Zhuhai	MTU Maintenance Zhuhai Co., Ltd.

A Shares	the ordinary shares issued to domestic investors, listed and traded on a domestic securities exchange, with a par value of RMB1.00 each upon CSRC’s approval

Non-public Issuance of A Shares	the proposed issuance by China Southern Airlines Company Limited of not exceeding 1,800,000,000 (including 1,800,000,000) A shares to no more than 10 specific investors including CSAHC, being the Controlling Shareholder of the Company, by way of non- public issuance

German MTU	MTU Aero Engines AG

Converted Approach Overhaul	the number of aircraft engines sent to the maintenance factory for overhaul upon conversion at the maintenance range

Airworthiness License	the maintenance license granted by the civil aviation authorities in different countries and regions to aviation maintenance service providers, which generally specifies the scope for specific civil aviation products and parts

MRO	maintenance, repair and overhaul

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

Total Traffic Volume	the total output of an airline’s transportation production for a certain period of time. It is a composite index of traffic volume and load distance, comprehensively reflecting the general task and scale of aviation transportation production and also an important index for civil aviation transportation enterprises, calculated as the load distance multiplied by the traffic volume

Revenue Passenger Kilometers	a unit used to measure civil aviation passenger throughput, i.e. passenger multiplied by the kilometers

12th Five-year Plan	2011-2015

13th Five-year Plan	2016-2020

The 13th Five-year Plan for Civil Aviation	the 13th Five-year Development Plan for Civil Aviation Industry in China

A320 series	150-seat, twin-engine, short-medium range airliners developed by Airbus S.A.S. (including A318, A319, A320 and A321, etc.)

B737 series	twin-jet short-medium range airliners developed by Boeing Company, including B737-100 to 900 and B737 MAX, etc.

I.	USE OF PROCEEDS

The total size of the Non-public Issuance of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. Other investors shall subscribe in RMB cash. The proceeds raised in cash from the Non-public Issuance of A Shares will be not more than RMB7,758,920,000.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

The proceeds raised in cash from the Non-public Issuance of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

		Total	Proceeds to be
		Investment	Invested not
Serial No.	Project Name	Amount	Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
2	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from the issuance (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the non-public issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

II.	PROCUREMENT OF 41 AIRCRAFT

(I)	Background and details of the project

As the demand for air transport in the world has been steady and the aviation fuel price has remained at a comparatively low level in recent years, the earnings released by the global aviation industry were generally positive. According to the regular transportation data for global aviation in 2016 released by International Air Transport Association, passengers’ demand for aviation services in the world in 2016 raised by 6.3% as compared with that of 2015; the air traffic capacity in 2016 increased by 6.2% as compared with that of 2015, and the average passenger load factor in 2016 reached a record high of 80.5%. China’s aviation industry distinguished itself in the global arena. According to the data from Civil Aviation Administration of China (CAAC), from 2012 to 2016, passengers carried for civil aviation increased from 319 million to 488 million, representing a compound annual growth rate of 11.21%; passengers traffic volume increased from 502.574 billion to 837.813 billion, representing an average annual growth rate of 13.63%. The total traffic volume of the industry in 2016 amounted to 96.251 billion tonne-kilometres, up by 13.0% as compared with that of last year; the number of passengers carried was 488 million, up by 11.9% as compared with that of last year; cargo traffic volume was 6.68 million tonnes, up by 6.2% as compared with that of last year, and the passenger load factor was 82.6%.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

Against a backdrop of current economy and industry environment, the Company, ranking first among all Chinese airlines in terms of its largest fleet, most developed route network and largest passenger capacity, proposes a general strategic goal of establishing itself as an influential international airlines with an extensive route network, and makes great efforts to form a developed network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa with Guangzhou, Beijing, Urumqi and Chongqing as the core so as to capture market opportunities. In order to achieve the strategic goal, the Company has planned to increase its fleet size (including aircraft classified as operating leases) from 667 aircraft at the end of 2015 to over 1,000 aircraft by the end of 2020.

The Company intends to use not exceeding RMB7,654,150,000 of the proceeds raised from the non-public issuance to procure 41 aircraft which are scheduled for delivery in 2018. The standard configuration is summarized as follows:

					B737
Models	A320 NEO	A321 NEO	A330-300	B737-800	MAX 8	B787-9

No.	3	5	5	14	9	5
Type	Narrow-body	Narrow-body	Wide-body	Narrow-body	Narrow-body	Wide-body
Maximum take-off weight (tonnes)	77.0	93.5	235.0	79.0	82.2	254.0
Maximum fuel storage capacity (litres)	23,860	26,600	97,530	26,020	26,020	126,190
Typical cruising speed (mach)	0.78	0.78	0.82	0.79	0.79	0.85
Range, fully loaded (kilometers)	3,300	3,600	7,000	3,700	4,200	9,197
Maximum payload (tonnes)	18.6	23.3	49.0	19.2	20.2	51.0
Specific fuel consumption (tonnes/hour)	2.2	2.8	5.9	2.7	2.4	5.7
Seating capacity (seats)	166	195	286	178	178	297

The total consideration of the aforesaid 41 aircraft amounts to USD5.992 billion (equivalent to approximately RMB40.747 billion) based on the catalogue unit price provided by Airbus S.A.S. and Boeing Company, among which not exceeding RMB7,654,150,000 will be paid by the proceeds raised from the non-public issuance.

(II)	Necessity and feasibility of the project

1.	Rapid development in China’s civil aviation market

Currently, China’s macro economy grows steadily, and its resident consumption pattern upgrades gradually. Against the backdrop of a steady economy growth and increasing income, the demand in China’s civil aviation market grows fast in recent years, and that is likely to continue in the future. According to the Statistical Bulletin of Civil Aviation Industry Development in 2016 released by the CAAC, passengers carried were 487.96 million in the entire industry in 2016, up by 11.9% year-on-year. Among which, domestic routes carried 436.34 million passengers, up by 10.7% year-on-year, while international routes carried 51.62 million passengers, up by 22.7% year-on-year.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

According the 13th Five-year Plan for Civil Aviation jointly issued in December 2016 by the CAAC, the National Development and Reform Commission (NDRC) and the Ministry of Transport, the development goals for China’s total traffic volume and total passengers traffic volume are set to be 142.0 billion kilometers and 720 million respectively, representing average annual growth rates of 10.76% and 10.55%, respectively by 2020. The steady growth trend in the industry is expected to continue.

In order to seize the opportunities in China’s fast-growing civil aviation market, the Company plans to actively expand its fleet which is expected to exceed 1,000 aircraft by the end of the “13th Five-year Plan” period, representing a growth rate basically corresponding to the average annual growth rate of China’s civil aviation fleet during the “12th Five-year Plan” period and the goal of traffic volume growth set in the 13th Five-year Plan for Civil Aviation. Fleet size expansion will directly enhance the Company’s traffic capacity, and lay a solid foundation for it to expand route network and increase market share, which is conducive to further enhancing the sustainable profit-earning ability and core competitiveness of the Company.

2.	Reasonableness of the models procured

All models the Company intends to introduce in 2018 are mainstream ones featuring better economic performance and flexibility. The Company has gained extensive operating experience with respect to the models procured, among which narrow-body aircraft including A320 series and B737 series are widely applied by the Company to domestic, international and regional routes, A330 is widely applied to short-medium range international routes and domestic main lines, and B787-9 will be mainly applied to long range. Aircraft newly procured in 2018 will also be incorporated into the Company’s existing fleet for centralized management.

3.	Pilot resources

The Company has worked out corresponding human resource support plan based on the “13th Five-year Plan” on fleet development. The Company will also introduce aircraft steadily with due regard to its airport stands and operating conditions so as to facilitate talent cultivation. During the “13th Five-year Plan” period, the number of new captains that the Company plans to train annually will meet the demand of the newly introduced aircraft.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

(III)	Approval status

The project has been approved by the Circular Regarding the Scheme on Air Transport Fleet of China Southern Airlines Company Limited for the “13th Five-year Plan” and the Detailed Rules for the Implementation of the “13th Five-year Plan” on Air Transport Fleet of Civil Aviation (Min Hang Ji Fa [2017] No.3) issued by the CAAC.

(IV)	Investment budget

The total consideration of the aforesaid 41 aircraft amounts to USD5.992 billion (equivalent to approximately RMB40.747 billion1) based on the catalogue unit price provided by Airbus S.A.S. and Boeing Company. Specific details are as follows:

				Catalogue	Catalogue
				unit price	unit price
Serial No.	Models	Manufacturer	NO. (aircraft)	(USD Million)	(RMB Million1)

1	A320 NEO	Airbus S.A.S.	3	108.4	737.12
2	A321 NEO	Airbus S.A.S.	5	127.0	863.60
3	A330-300	Airbus S.A.S.	5	259.0	1,761.20
4	B737-800	Boeing Company	14	98.1	667.08
5	B737 MAX 8	Boeing Company	9	110.0	764.32
6	B787-9	Boeing Company	5	270.4	1,838.72
	Total/total price		41	5,992.2	40,746.96

The actual contract price is determined after arms’ length negotiation between the parties and may be lower than the catalog price. The Company intends to use not exceeding RMB7,654,150,000 of the proceeds raised from the issuance to introduce such 41 aircraft and will make up for the shortfall through other financing methods.

(V)	Economic performance analysis

The aircraft to be introduced will be incorporated into the Company’s existing fleet for centralized allocation and management. Based on the Company’s historical fleet operating data and after preliminary evaluation, the 41 aircraft introduced will contribute an increase in revenue of approximately RMB7.8 billion every full year.

1	USD1.00 = RMB6.8

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

III.	SELECTION AND INSTALLATION OF LIGHTWEIGHT SEAT FOR A320 SERIES AIRCRAFT

(I)	Background and details of the project

Aviation’s impact on climate change mainly comes from greenhouse gas emissions, such as carbon dioxide, due to aviation fuel consumption. According to the data provided in the Energy Conservation and Emission Reduction Plan for Civil Aviation issued by the CAAC, aircraft fuel consumption accounts for 98% of the total energy consumption in China’s civil aviation industry. As China’s economy is shifting to a new, greener growth model with better quality, environmental protection and climate change mitigation is a new task and another challenge confronting domestic airlines including the Company. In light of the above, guided by the principle of “Energy Conservation and Emission Reduction, Green Flight”, the Company is actively exploring and attempts to take new measures so as to implement the environment-friendly principle throughout the production and operation process of the Company, especially in terms of reducing fuel consumption.

As one of the measures taken by the Company to conserve energy and reduce emissions, it intends to select and install lightweight seats in economy class for 36 aircraft of A320 series introduced from the second half of 2017 to 2019. Selection and installation of lightweight seats will effectively reduce the aircraft weight, and thus achieving economic and environmental benefits by saving flue consumption and reducing greenhouse gas emissions.

(II)	Necessity and feasibility of the project

1.	Compliance with national and industrial policies

As the green, low-carbon and sustainable growth model has been widely and increasingly accepted worldwide, addressing climate change has been fully incorporated into the general strategy of socioeconomic development by Chinese government, and it strives for a 40%-50% drop in carbon intensity by 2020. For China’s civil aviation industry, on one hand, due to the limitation of technology and airspace resource, the trend that energy consumption and emissions grow in pace with flight capacity is difficult to alter for a longer period of time; on the other hand, developed countries have increasingly invested ahead of time in energy-saving and clean technology and formulation of standards. In order to respond such challenge, the CAAC released the “13th Five-year Plan” on Energy Conservation and Emission Reduction for Civil Aviation (hereinafter referred to as the “Energy Conservation and Emission Reduction Plan”) and proposes that by 2020, significant progress should be made in green and low-carbon civil aviation transportation, that green standard system for civil aviation should be established, that fruitful results should be achieved in resource-saving, environmental protection and addressing climate change, and that the average of energy consumption per unit of traffic volume and carbon dioxide emissions in the industry during the five years should be cut by over 4% as compared to that of the “12th Five-year Plan”. The Energy Conservation and Emission Reduction Plan also encourages airliners to incorporate energy conservation and emission reduction into the whole operation and management process, control fuel consumption and emissions by continuously advancing aircraft fuel-saving transformation and improve fuel efficiency. Implementation of this project is fully consistent with the industrial policies mentioned above.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

2.	Consistent with the Company’s development strategy

As a responsible corporate citizen, CSA has been adhering to the ideas of “Green Flight, Green Consumption and Green Innovation”, continuously promoting energy conservation and emission reduction. It takes green development as essential means to perform social responsibility and advance corporate sustainable development. The Company formulated and released environmental protection policies in 2007 in a bid to constantly raise corporate governance on environment through proper administrative guidance. In recent years, the Company has employed management innovation and scientific and technical means to make constant investments and improvement efforts in terms fleet optimization, aircraft refitting, route optimization, low-carbon travel and new energy application. That is how we undertaken emission reduction obligations and achieve green development. The implementation of this project is one of the specific initiatives of the Company to carry out green development strategy.

(III)	Approval status

This project is not subject to the supervision and approval of governmental regulatory authorities other than the Company.

(IV)	Investment budget

Based on different models, the subtotal for the cost of lightweight seats to be selected and installed on each of the 36 aircraft of A320 series ranges from USD399,700 to USD591,000, and the total consideration for the procurement is USD19.45 million (equivalent to approximately RMB132.26 million2) .

The Company will use not exceeding RMB104.77 million of the proceeds raised from the issuance to purchase lightweight seats, and will make up for the shortfall through other financing methods.

(V)	Economic performance analysis

Seats are indispensable components for civil aviation passenger aircraft and purchased by the Company separately from airframes. The lightweight seats to be selected and installed by the Company can save fuel costs, while meeting the basic sitting function. The weight of each lightweight seat to be installed in economy class averages approximately 12.3 kilogram, being approximately 1.1 kilogram lighter than the traditional seat (average weight of 13.4 kilogram for each) previously selected and installed by the Company in economy class. The average fuel consumption per hour for A320 series aircraft is approximately 3 tonnes, and for every 1,000 kilogram increase in payload, there is 25 kilogram increase in fuel consumption per hour. The daily utilization rate of each aircraft is 10 hours and the fuel price is RMB4,000 per tonne. Based on the above, each A320 series aircraft may be 195.9 kilogram lighter on average, saving 17.9 tonnes of fuel annually and RMB71,600 of fuel costs correspondingly. Therefore, 36 aircraft of A320 series can save the fuel costs of approximately RMB2,577,600 in a full year.

[2]	USD1.00 = RMB6.8

APPENDIX II	FEASIBILITY REPORT ON THE USE OF
PROCEEDS FROM THE NON-PUBLIC ISSUE OF
A SHARES (REVISED VERSION)

IV.	IMPACT OF NON-PUBLIC ISSUANCE OF A SHARES ON OPERATION MANAGEMENT AND FINANCIAL CONDITION OF THE COMPANY

(I)	Impact on the principal operations of the Company

The Non-public Issuance of A Shares by the Company would not produce any material impact on the structure of Company’s principal operations, and the Company’s business and assets would not undergo any consolidation as a result thereof. Upon the completion of the Non-public Issuance of A Shares, the Company will optimise internal allocation of resources according to overall strategies and market demand, to enhance the competitive advantages of the Company, to further consolidate and enhance the principal operations of the Company and to achieve sustainable development with finalisation of strategies. The Non-public Issuance of A Shares will further expand the size of our fleet and strengthen the core competitiveness of the Company’s principal operations, so as to meet the increasing demand for engine repair and improve profitability. Leveraging on the Non-public Issuance of A Shares, the net assets of the Company will be further improved, which would in turn facilitate the optimization of its capital structure and enhance the competitive strengths and risk resistance capacity of the Company, thus providing a strong support to the Company to further leverage on its strengths in principal operations and establishing a solid foundation for the Company to achieve strategic objects.

(II)	Impact on financial condition, profitability and cash flow of the Company

Upon receipt of the proceeds raised from the non-public issuance, the Company’s total assets and net assets will increase at the same time and the gearing ratio of the Company will decrease, which is conducive to enhancing its solvency and further optimizing its financial condition and capital structure. Furthermore, the cash inflow from financing activities of the Company will also increase, thus further improving the cash flow position, enhancing the Company’s risk resistance capacity and competitiveness and ensuring a capital base for the Company to expand its transport capacity. As such fundraising projects become profitable, the Company’s profitability will be strengthened and its over strength will also be enhanced.

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS

AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

(REVISED VERSION)

In order to further implement the Several Opinions of the State Council on Promoting the Health Development of Capital Market (Guo Fa [2014] No. 17), Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Small and Medium-sized Investors of Capital Market (Guobanfa [2013] No. 110) and the Guidance on Matters concerning Dilution of Spot Returns by First Issuance, Refinancing and Major Asset Restructuring (Zheng Jian Hui Gong Gao [2015] No. 31), guarantee the right to know of the small and medium-sized investors, and maintain their interests, China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines”, “Company” or “the Company”) explains the impact of dilution of spot returns by this Non-Public Issuance of shares on the Company’s major financial indicators and the Company’s proposed measures as follows:

I.	THE IMPACT OF DILUTION OF SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE OF SHARES ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

A shares to be issued in this non-public issuance will not exceed RMB9.5 billion inclusive in size and will not exceed 1,800,000,000 shares inclusive in quantity (If as to the Company’s shares, there is any stock distribution, capital reserve capitalizing and other ex-right items from announcement date of the resolution of the board of directors (hereinafter referred to as the “Board”) for determining this non-public issuance of A shares to the issue date, the quantity of A shares to be issued in this non-public issuance will be adjusted as per the total share capital of the Company after ex-right). H shares to be issued in this non-public issuance will not exceed HK$3.6993 billion inclusive in size and does not exceed 590,000,000 shares inclusive in quantity (If as to the Company’s shares, there is any dividend distribution, stock distribution, capital reserve capitalizing and other ex-right and ex-dividend items from announcement date of the resolution of the Board to the issue date, the quantity of H shares to be issued in this non-public issuance will be adjusted accordingly). The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, accordingly, H shares to be issued in this non-public issuance will be adjusted to not exceed 600,925,925 shares inclusive in quantity. After the completion of the issuance, the size of the share capital of the Company will increased up to 12,489,099,197 shares from 10,088,173,272 shares. After the completion of the issuance, the Company’s net assets and total assets will be greatly increased; the Company’s asset-liability ratio will decline; the Company’s solvency will be further improved; the structure of assets and liabilities will be more robust; and the Company’s overall financial position will be further improved. However, because of the investment projects to raise funds are subject to a certain period of development and the projects will take some time to produce benefits, the Company’s earnings per share and net assets yield will still face the risk of falling in the short run.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

(I)	Key Assumptions

1.	According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017), as to A shares issued in this non-public issuance, the pricing reference date shall be the first day of issuance. In this non-public issuance, A shares’ issue price will be not less than the higher of 90% of the average trading price of the Company’s shares of 20 trading days prior to the pricing reference date (average trading price of A shares of 20 trading days prior to the pricing reference date= total trading amount of A shares of 20 trading days prior to the pricing reference date/total trading volume of A shares of 20 trading days prior to the pricing reference date) and the net assets per share of the latest period of the Company’s issuance. The final issue price will be, according to the bidding results, determined by negotiation between the Board of the Company or any authorized person and the sponsor (lead underwriter) upon the approval by China’s Securities Regulatory Commission and other securities regulatory departments of this issuance of A shares and in accordance with the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017). In this non-public issuance, H shares’ issue price will be equal to the average trading price of H shares of 20 trading days prior to to date when the fifteenth meeting of the seventh session of the Board held (average trading price of H shares of 20 trading days prior to the Board meeting holding date = total trading amount of H shares of 20 trading days prior to the Board meeting holding date/total trading volume of H shares of 20 trading days prior to the Board meeting holding date), that is, HK$6.27 per share (If there is any equity distribution, capital reserve capitalizing or stock distribution, and other ex-right and ex-dividend items from announcement date of the resolution of the Board to the issue date, the issue price and quantity of H shares to be issued in this non-public issuance will be adjusted accordingly.) The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, accordingly, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share, and H shares to be issued in this non-public issuance will be adjusted to not exceed 600,925,925 shares inclusive in quantity.

2.	At the end of 2016, net profit, net of non-recurring gains and losses, attributable to shareholders of the parent company was RMB4.425 billion. At the end of 2016, the owners’ equity attributable to the parent company was RMB43.181 billion. After approval by the fourteenth meeting of the seventh session of the Board, for the year of 2016, dividend for every 10 shares was RMB1 (including tax), and a total of RMB982 million of cash dividends (including tax) were distributed. This profit distribution plan was approved in the 2016 annual shareholders’ meeting that held on 30 June 2017. And if, for the year of 2017, net profit, after deducting non recurring gains and losses, attributable to shareholders of the parent company was flat with that for the year of 2016, that is, for the year of 2017, net profit, after deducting non recurring gains and losses, attributable to shareholders of the parent company will be RMB4.425 billion, and the minority gains and losses will be equal to those for the year of 2016 (This assumption analysis is only used to measure the impact of the dilution of spot returns of this issuance on the Company’s key financial indicators and does not constitute the Company’s earnings forecasts. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability).

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

3.	Assuming that in this non-public issuance, 1,800,000,000 A shares and 600,925,925 H shares will be issued. If the Company’s placement of H shares to American Airlines is considered, the total share capital of the Company will be 12,489,099,197 shares upon the completion of this issuance. This assumption is only used to measure the impact of this issuance on the Company’s earnings per share, and does not represent the Company’s judgment of the actual quantity of shares issued in this issuance. The final quantity shall be the actual quantity of shares issued in this issuance.

4.	Assuming that in this non-public issuance, A shares and H shares to be issued will be RMB9.5 billion and HK$3.6993 billion in size, the cost of the issuance is not considered for the time being.

5.	After the completion of this issuance, the Company will hold 50.00% shares in MTU Zhuhai, not included in the scope of consolidated statements, so MTU Zhuhai shall be the Company’s cooperative company. The impact on net profit, after deducting nonrecurring gains and losses, attributable to owners of the parent company shall be taken into account.

6.	As to forecasts of the net assets of the Company upon issuance, the impact of other factors than the funds raised, net profit, and cash dividend on the net assets is not taken into account.

7.	This non-public issuance of A shares and H shares will be completed in November 2017, and the completion time is only the temporarily estimated time. The final issuance time and actual issuance completion time approved by China’s Securities Regulatory Commission and other securities regulatory departments shall prevail.

8.	Assuming that the average exchange rate on the date of receipt of consideration by the company for the completion of issue of H shares to American Airlines is HK$1 to RMB0.8544.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

(II)	Impact on the Company’s Key Indicators

Considering the impact on dilution of current returns by the H share placing to American Airlines, the impact of this non-public issuance of A Shares and H Shares on financial indicators is as follows:

		2017
Items	2016	Before Issuance	After Issuance

Total share capital (0000’ shares)	9,817,567,000.00	10,088,173,272.00	12,489,099,197.00
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	4,425,000,000.00	4,425,000,000.00	4,439,800,189.84
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	39,191,000,000.00	43,181,000,000.00	43,181,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	43,181,000,000.00	47,945,747,289.06	60,621,229,398.90
The basic earnings per share after deducting non-recurring gains and losses (RMB)	0.45	0.45	0.44
Diluted earnings per share after deducting non-recurring gains and losses (RMB)	0.45	0.45	0.44
Net assets per share (RMB)	4.40	4.75	4.85
The weighted average return on net assets after deducting nonrecurring gains and losses (%)	10.75	9.76	9.57

Note:	The indicators in the form are calculated according to No. 9 Rules for the Disclosure and Report of the Information of Companies Publicly Issuance Securities – Calculation and Disclosure of Return on Net Assets and Earnings per Share (revised in 2010)

According to the above assumptions and estimates, after the completion of this issuance, it is expected that the Company’s basic earnings per share and the weighted average return on net assets for the year of 2017 will be decreased to a certain degree. After the completion of this non-public issuance, the Company’s asset-liability ratio will decline, which will be conducive to enhancing the Company’s ability to resist risks and stability of the Company’s financial structure.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

II.	THE RATIONALITY AND NECESSITY OF THIS NON-PUBLIC ISSUANCE

This non-public issuance of A shares is to raise funds for the project of introduction of 41 air crafts and the project of optional installation of lightweight seats of A320 series aircrafts. With the development of China’s economy has put forward higher requirements for the modern transportation industry, China’s aviation industry is facing tremendous opportunities for development. In recent years, the Company has been actively and stably expanding domestic and foreign aviation business, and gradually implementing its strategic planning. After the funds raised in place in this issuance, the Company will further expand the scale of its fleet, and grow and consolidate the base for Company’s main business development, so as to guarantee the sustainable development of Company.

The controlling shareholder of the Company plans to subscribe for the Company’s shares issued in this non-public issuance, reflecting the attitude of controlling shareholder to support the listed companies and its confidences in the future development of the Company. This will be conducive to safeguarding the interests of small and medium-sized shareholders and maximizing the interests of shareholders of the Company.

III.	A SPECIAL RISK WARNING OF DILUTION OF SHAREHOLDERS’ SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE

In this non-public issuance, A shares’ total size will not exceed RMB 9.5 billion inclusive. Among them, CSAHC will subscribe for A shares to be issued in this non-public issuance by its 50.00% stake in MTU Zhuhai and a partial of cash. It intends to subscribe for not less than 31.00% of the actual issuance size of A shares in this non-public issuance, and the rest of the investors’ subscription for A shares in this non-public issuance will be made in cash in RMB. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The cash to be raised from this non-public issuance of A share will not be higher than RMB7.758920 billion. The cash to be raised from this non-public issuance of A shares, after deducting the cost of issuance, will be used the project of introduction of 41 aircrafts and the project of optional installation of lightweight seats of A320 series aircrafts). Total funds to be raised from this non-public issuance of H shares will not exceed HK$3.69930 billion inclusive. The raised funds, after deducting the cost of issuance, will be used to supplement the Company’s general working capital.

After the funds raised from the non-public issuance of A shares and H shares are in place, the Company’s total share capital will increase. However, the release of profits earning from fund raising and investment projects will need a certain time period to reflect its promotion of the business development of the Company, so this non-public issuance may cause the Company’s earnings per share for the year when funds raised from this non-public issuance will be decreased slightly on a year-on-year basis. Investors shall make rational investments, and pay attention to investment risks.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

At the same time, under China’s regulatory regulations of A shares, during the process of Company’s calculation of the impact of this non-public issuance on dilution of sport returns, the hypothesis analysis conducted of net profit for the year of 2017, after deducting non-recurring gains and losses, attributable to shareholders of the parent company and specific measures developed for make up the returns to cope with the risk of dilution of the sport returns do not constitute the Company’s profit forecast from the perspectives of A Shares market. And such measures do not represent any guarantee of the Company’s future profit in any form. Please note that investors shall not make investment decisions accordingly.

IV.	RELATIONS BETWEEN THIS FUND RAISING FOR INVESTMENT AND THE COMPANY’S EXISTING BUSINESS, AND THE CONDITIONS OF THE COMPANY’S RESERVES OF PERSONNEL, TECHNOLOGY, MARKETS INVOLVED IN FUND RAISING AND INVESTMENT PROJECTS AND MANY OTHER ASPECTS

In 2016, the Company was an airline company in China with the most transport aircrafts, the best safety records, the most developed route network, and the largest passenger traffic. As of 31 December 2016, the Company has operated 702 aircrafts including Boeing 787, 777, 737, Airbus 380, 330, 320 series and many other types of passenger and cargo transport aircrafts, and its aircraft fleet scale has been the largest in Asia. The Company’s overall strategic target is to construct the international network and large scale of airlines, so as to form an intensive domestic coverage, with complete radiation in Asia and effectively connect developed route network of Europe, America, Oceania, and Africa. The Company’s annual passenger volume reaches 115 million person-trips. The Company has ranked first among domestic airlines and in Asia for 38 consecutive years. The Company also has recorded aviation safety year for 17 consecutive years, continuing to maintain the best safety record among China’s airlines. The Company is the largest air carrier from China mainland to Australia, New Zealand, South Asia, and Central Asia. It is also the largest aircraft carrier along the “Belt and Road”. As of 31 December 2016, the Company had more than 2,000 flights to more than 40 countries and regions, and 224 destinations over the whole world every and each day, with seats put into the market up to 300 thousand in quantity. Through close cooperation with the SkyTeam airline network, the Company’s route network connects to 1,062 destinations and 177 countries and regions around the world. This issuance of A shares to raise funds for investment in the foregoing projects is a continuation of the Company’s existing main business. Such investment projects adapt to the Company’s production and operation, technical level and management ability.

As to the personnel, technology, market and other aspects involved in fund raiding for investment in the foregoing projects, the Company’s reserve conditions are as follows:

(I)	Personnel Reserve

As of December 31, 2016, the Company has 93,132 employees. From the a professional composition point of view, there were 8,126 pilots, 18,177 flight attendants (including part-time safety officer), 2,040 air security officers, 15,078 personnel in locomotive system, 2,397 personnel in navigation system, 2,429 personnel in financial system, 9,354 personnel in passenger transport system, 6,683 personnel in cargo transport system, 9,738 personnel in ground service system, 1,330 personnel in information system, and 17,780 personnel in other system. From the academic point of view, the Company has 2,955 graduates, 35,838 undergraduates, 28,826 personnel with three-year college education background, and 25,513 personnel with secondary vocational school education background and blow. In the future, the Company will, based on market conditions, recruit from the campus and the society the outstanding personnel, for expanding the Company’s personnel strength.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

To sum up, the Company has sufficient and reasonably structured personnel reserves to ensure the effective implementation of the foregoing projects.

(II)	Technical Reserves

In 2016, the Company was an airline company in China with the most transport aircrafts, the best safety records, the most developed route network, and the largest passenger traffic. The Company has, through the installation of the winglet, independent research and development of load balancing system, accurate payload report, center of gravity optimization, fine aircraft fuel management, route optimization, real-time system analysis and many other measures, realized energy conservation and emission reduction and accumulated rich technical experience.

To sum up, the Company has good technical reserves to ensure the effective implementation of the foregoing projects.

(III)	Market Reserves

The aviation industry, as the basic industry which plays an important role in our national economy, is closely related to the development of the national economy, and shows the periodic characteristics of positively correlated to economic development. According to the data released by Civil Aviation Authority of China, in 2016, the whole industry completed a total of 96.25 billion tons of transportation turnover, up 13.0% over the previous year; 488 million person-trips of passenger transport volume, up 11.9% over the previous year; and 6.68 million tons of goods traffic volume, up 6.2% over the previous year; and realized 82.6% of passenger load factor. The Company has been adhering to market-oriented, to the capital market as a link, ongoing restructuring, integration of various resources, actively improving the market competition ability and vigorously expanding domestic and international business, in order to quickly enhance the overall strength of the Company and maximize the interests of shareholders.

To sum up, the Company has good market reserves for the foregoing projects.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

V.	MEASURES TO BE TAKEN TO COPE WITH DILUTION OF SPOT RETURN BY THIS ISSUANCE

(I)	The operating conditions and the development trends of Company’s existing business segments, the main risks faced and improvement measures

1.	The operating conditions and the development trends of Company’s existing business segments

In 2016, the Company was an airline company in China with the most transport aircrafts, the best safety records, the most developed route network, and the largest passenger traffic. As of 31 December 2016, the Company has operated 702 aircrafts including Boeing 787, 777, 737, Airbus 380, 330, 320 series and many other types of passenger and cargo transport aircrafts, and its aircraft fleet scale has been the largest in Asia. The Company’s overall strategic target is to construct the international network and large scale of airlines, so as to form an intensive domestic coverage, with complete radiation in Asia and effectively connect developed route network of Europe, America, Oceania, and Africa. The Company’s annual passenger volume reaches 115 million person-trips. The Company has ranked first among domestic airlines and in Asia for 38 consecutive years. The Company also has recorded aviation safety year for 17 consecutive years, continuing to maintain the best safety record among China’s airlines. The Company is the largest air carrier from China mainland to Australia, New Zealand, South Asia, and Central Asia. It is also the largest aircraft carrier along the “Belt and Road”. As of 31 December 2016, the Company had more than 2,000 flights to more than 40 countries and regions, and 224 destinations over the whole world every and each day, with seats put into the market up to 300 thousand in quantity. Through close cooperation with the SkyTeam airline network, the Company’s route network connects to 1,062 destinations and 177 countries and regions around the world.

2.	The main risks faced by the Company and the Countermeasures

(1)	Aviation fuel price fluctuation risk. The cost of aviation fuel is one of the most important airline costs. The fuel price level will directly affect an airline’s production cost, thereby affecting the airline’s operation performance. Commonly affected by the international economic situation, the geopolitics, unexpected events and many other factors, fuel price will keep fluctuating. Both the fluctuations of international crude oil prices and the national Development and Reform Commission’s adjustment on the domestic fuel price will have a greater impact on the Company’s operations and profitability. Aiming at these risks, the Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

(2)	Safety risk. Flight safety is the premise and foundation of the normal operation of the airlines. Bad weather, mechanical failure, human error, plane defects and many other force majeures and events may affect flight safety. The Company has a large scale of aircraft fleet, with increasing remote operation, overnight operation and international operation, so it is facing certain test in safe operation. Once there are any flight safety accidents, the normal production and operation and reputation of the Company will be adversely affected. Aiming at these risks, the Company has built a relatively perfect safety management system, with a coverage of all aspects of production, operations and management. The Company deems the risk management as the core of its safety management system and actively prevents and controls such risks.

(3)	Competition risk. The aviation industry is one of the most competitive industries, the Company’s route is mainly opened to the domestic market. It is also expanding the international market. With the open of domestic aviation market gradually, China’s three major airlines, small & medium airlines, and foreign airlines face increasingly fierce competition in size, flight, price, service and many other aspects. The industrial competition pattern variables increase, presenting a greater challenge to the Company’s business model and management level. Aiming at these risks, the Company will continue to enhance competitiveness, improve international layout, improve the level of management, improve the efficiency of resource allocation and quality of service.

(II)	Specific measures to improve the Company’s daily operation efficiency, reduce the Company’s operating costs, and improve the Company’s operation performance

1.	Regulate the management of raised funds, and ensure the rational use of funds raised

In order to regulate the management and use of the raised funds, the Company has, according to the No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for management and use of Raised Funds of Listed Companies and many other laws and regulations, established Raised Funds Management System, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. At the same time, the Company will also establish a special account for funds to be raised from this non-public issuance, and sign a three-party regulatory agreement as to this fund raising with the opening bank and the sponsor, so that the raised funds will be under the common management by the sponsor, the opening bank and the Company to ensure the reasonable and compliant use of funds raised.

2.	Actively implement the foregoing projects to help the Company’s business grow bigger and stronger

The implementation of the foregoing projects will effectively reinforce the Company’s business development foundation, enhance the market competitiveness of the Company, and also give a powerful guarantee for the strategic development of the Company. Upon raised funds from this non-public issuance being in place, the management of the Company will vigorously accelerate the foregoing projects to strive to achieve the expected benefits early, thus reducing the risk of dilution of shareholders’ spot returns by this issuance.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

3.	Fully grasp the opportunities in the aviation market to steadily enhance the performance of the Company

In the complex macro environment of the world economy, China’s economy shows a situation of gradual stabilization; there are continued strong demands for air transport; fuel prices are relatively low; and the global aviation industry’s profitability is generally positive. The Company will maintain development strategy for making progress while ensuring stability as in the past, fully grasp the current market opportunities, steadily improve the Company’s operation efficiency and service quality, strengthen safety management, and continuously improve the comprehensive market competitiveness of the Company, thus steadily improving the performance of the Company and bring good returns for shareholders.

4.	Continue to improve the corporate governance structure to control management and operational risk

The Company, in accordance with the requirements of the Company Law, Securities Law, Governance Guidelines of Listed Company and other relevant laws, regulations and normative documents, continuously improves the corporate governance structure and strengthens internal control system to ensure that Board of Directors, Board of Supervisors and Management to effectively exercise their functions and powers, and strictly control management and operation risks while effectively make decisions, thus effectively protecting the interests of investors, especially the legitimate rights and interests of small and medium-sized shareholders.

At the same time, the Company reminds investors that the Company develops measures to make up the returns is not equal to a guarantee of the Company’s future profits; that investors shall not make investment decisions accordingly; and that the Company is not liable for any losses caused due to any investment decisions so made.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

VI.	THE COMPANY’S CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT PERSONNEL MAKE UNDERTAKINGS TO RESPOND TO THIS NON-PUBLIC ISSUANCE, SO THAT MEASURES TO MAKE UP THE DILUTED SPOT RETURNS CAN BE ACTUALLY FULFILLED

In order to ensure that the Company’s measures for making up the diluted sport returns after the completion of this issuance can be effectively fulfilled, the directors and senior management personnel of the Company make the following commitments in accordance with the relevant provisions of the China’s Securities Regulatory Commission:

1.	I undertake not to send benefits to other units or individuals without gratuitous or unfair conditions, nor in any other way to damage the interests of the Company;

2.	I undertake to restrict my own position consumption behaviors;

3.	I undertake not to use the Company’s assets to engage in investment or consumption activities that are unrelated to my duties;

4.	I undertake that the remuneration system established by the Board of Directors or the Remuneration Committee is linked to the implementation of the Company’s measures to make up the returns;

5.	I undertake that the conditions of exercise of the Company’s equity incentive (if any) to be announced will be linked to the implementation of the Company’s measures to make up the returns;

6.	If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this non-public issuance of A shares and H shares, China’s Securities Regulatory Commission releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of China’s Securities Regulatory Commission, I undertake that I will, in accordance with the latest requirements of China’s Securities Regulatory Commission, make additional and supplementary undertakings then.

7.	I undertake to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings I have made related to such measures. If I violate such undertakings and cause any losses to the Company or investors, I am willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES (REVISED VERSION)

At the same time, the controlling shareholder of the Company, in accordance with the relevant provisions of China’s Securities Regulatory Commission, makes the following undertakings to ensure the Company’s measures to make up the returns can be effectively fulfilled:

1.	CSAHC does and will not exceed its authority to interfere in the Company’s operation and management activities, nor encroach on the interests of the Company;

2.	If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this non-public issuance, China’s Securities Regulatory Commission releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of China’s Securities Regulatory Commission, CSAHC undertakes that it will, in accordance with the latest requirements of China’s Securities Regulatory Commission, make additional and complementary undertakings then.

3.	CSAHC undertakes to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings it has made related to such measures. If it violates such undertakings and causes any losses to the Company or investors, it is willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

As one of the main related responsible bodies of measures to make up returns, if CSAHC is or will be in violation of, or refuses or will refuse to fulfill, the above undertakings, CSAHC agrees hereby China’s Securities Regulatory Commission, Shanghai Stock Exchange and other securities regulatory authorities to, in accordance with the relevant provisions and rules enacted or released by them, impose any relevant punishments or take regulatory measures.

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APPENDIX IV	THE PLAN OF SHAREHOLDERS' RETURN (2017-2019)

THE PLAN OF SHAREHOLDERS’ RETURN (2017-2019)

Pursuant to the requirements of the Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies (Zheng Jian Fa [2012] No.37) and the Listed Companies Regulatory Guidance No. 3 – Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No.43) issued by China Securities Regulatory Commission, in order to fully protect shareholders’ legal rights such as return on assets, the board of directors (hereinafter referred to as the “Board”) of China Southern Airlines Company Limited (hereinafter referred to as the “Company”) has formulated the Dividend Distribution Plan for Shareholders of China Southern Airlines Company Limited (2017-2019) (hereinafter referred to as the “Plan”), which has been considered and approved by the 15th meeting of the 7th session of the Board of the Company and is subject to the consideration at the general meeting of the Company and the salient contents are as follows:

I.	FACTORS CONSIDERED IN THE FORMULATION OF THE PLAN

The Company is committed to realizing long-term and sustainable development and places its entire emphasis on reasonable returns to investors. It establishes sustainable, stable and scientific return plan and mechanism for its investors after taking into consideration Shareholders’ requests and intention, the external environment, the Company’s actual conditions including profitability, cash flow status and business development strategies, and makes systematic arrangement for the Company’s profit distribution to ensure the continuity and stability of its profit distribution policies.

II.	PRINCIPLES FOR FORMULATION OF THE PLAN

1.	The Dividend Distribution Plan for Shareholders of the Company shall be formulated with due regard to the opinions of the shareholders (particularly minority investors), the independent directors and the supervisors;

2.	The Dividend Distribution Plan for Shareholders of the Company shall be strictly in accordance with the profit distribution policy as specified in the articles of association of the Company (the “Articles of Association”);

3.	The formulation of the Dividend Distribution Plan for Shareholders of the Company shall give full consideration to the investors’ return, reasonably balance and deal with the relationship between the Company’s own stable development and return to the shareholders, and implement scientific, sustainable and stable profit distribution policy.

III.	THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS (2017-2019)

1.	Profit distribution forms: The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

APPENDIX IV	THE PLAN OF SHAREHOLDERS' RETURN (2017-2019)

2.	Conditions and proportion of distribution of cash dividends: Provided that the Company records a profit for the year and there is distributable profit, and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend in cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend in cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

3.	Differential cash dividend policy: The Board shall take into account the industry nature where the Company operates, its development stage, operation model and level of profitability as well as whether it has material capital expenditure arrangement and propose a differential cash dividend policy according to the procedure as stipulated in the Articles of Association based on the following circumstances:

(1)	Where the Company is developing at a mature stage and there is no material capital expenditure arrangement, the minimum proportion of cash dividends to such profit distribution shall reach 80% in making profit distribution;

(2)	Where the Company is developing at a mature stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 40% in making profit distribution;

(3)	Where the Company is developing at a growing stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 20% in making profit distribution;

The Board shall determine the Company’s stage of development for the purpose of dividends distribution with reference to the actual situation. Where the Company’s stage of development is difficult to ascertain but an arrangement for material capital expenditure exists, the profit distribution shall be handled pursuant to the aforesaid rules.

4.	Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

APPENDIX IV	THE PLAN OF SHAREHOLDERS' RETURN (2017-2019)

5.	Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent cash distribution, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend in cash for the same year, and that year is not counted in the three years as stated above in this article.

IV.	FORMULATION CYCLE AND RELEVANT DECISION-MAKING MECHANISM OF THE PLAN

1.	The Dividend Distribution Plan for Shareholders shall be reviewed at least once every three years. The plan for a particular period of time shall be devised based on the operating conditions and opinions of the shareholders (particularly minority shareholders) of the Company.

2.	The Dividend Distribution Plan for Shareholders of the Company shall be formulated by the Board with due regard to the Company’s profit scale, cash flow, development stage and current capital requirements as well as the opinions of the shareholders (particularly minority shareholders), and considered by the Board before submission to a general meeting for consideration.

V.	ADJUSTMENT TO THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS

During the Plan period, if the Company has to adjust the 3-year plan due to significant changes to the external operation environment or its own operations, upon detailed demonstration, the Company shall fulfill the corresponding decision-making procedures and obtain consent of shareholders present at the general meeting and representing more than two thirds of voting rights under the conditions set out in the Articles of Association.

VI.	DISCLOSURE OF EXECUTION OF PROFIT DISTRIBUTION PLAN AND CASH DIVIDENDS POLICY

The Company shall disclose in detail its formulation and implementation of cash dividends policy in its annual report; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance and transparency regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and there is distributable profit but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in detail the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends.

VII.	SUPPLEMENTARY PROVISIONS

In case of any matter that has not been covered in this Plan, the laws, regulations, normative documents and the Articles of Association shall apply. This Plan shall be interpreted by the Board and shall take effect from the date on which it is considered and approved at the general meeting of the Company.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

The following is the summary of the valuation report for the MTU dated 2 May 2017 prepared in Chinese by China United Asset Appraisal Group Limited, the qualified PRC valuer.

China United Asset Appraisal Group Limited accepted the entrustment by China Southern Air Holding Company and China Southern Airlines Company Limited to appraise the market value of all of the shareholders’ equity on appraisal reference date of MTU Maintenance Zhuhai Co., Ltd. involved in the economic behavior that the Group proposed to transfer the shares it held in MTU Maintenance Zhuhai Co., Ltd. to the Company.

I.	The appraisal object was the value of all of the shareholders’ equity of MTU Maintenance Zhuhai Co., Ltd. The appraisal scope was all assets and liabilities of MTU Maintenance Zhuhai Co., Ltd., including current assets, fixed assets, intangible assets, other assets and current liabilities, non-current liabilities and the overall intangible assets not presented in the account books.

The total book value of assets, liabilities and net assets were respectively RMB4,282,836,600, RMB2,767,346,600 and RMB1,515,490,000, specifically, including current assets totaling RMB3,969,483,100, non-current assets totaling RMB31,335.35, current liabilities totaling RMB2,187,366,300, and non-current liabilities totaling RMB579,980,300.

The main assets within the scope of this appraisal were monetary funds, accounts receivable, inventories, housings and buildings, equipment and land use right. These assets have the following characteristics:

1.	The book value of the monetary funds were RMB210,121,722.29, including cash totaling RMB30,338.58 and cash in bank totaling RMB210,091,383.71.

2.	The balance of book value of accounts receivable were RMB3,003,037,359.90, with a provision for bad debt reserves totaling RMB97,884,513.97 and a net book value totaling RMB2,905,152,845.93. These were mainly the accounts receivable as to customer engine and parts maintenance. Most accounts receivable were less than 1 year. The corresponding customers were mainly airlines with good credit. So the collectible risks were controllable.

3.	The net book value of inventories were RMB826,941,856.32. The inventories listed within the appraisal scope were all owned by the valued entity, mainly including materials in transit, raw materials and purchased semi-finished products needed for maintenance of aerial engines.

4.	Housings and buildings were mainly the plants and their ancillary buildings self-constructed by the valued entity and located within the factory of MTU Maintenance Zhuhai Co., Ltd., mainly including 1# plant, 1A plant, 2# plant, 3# plant, 11# canteen and etc. The buildings were constructed between 2001 and 2012, with steel structure and reinforced concrete structure as the building structures. There were another two villas located at Zhuhai Golf Resort in which the German management personnel were living. Such villas were the assets needed for the company’s production, operation and management. As of the valuation reference date of this appraisal, all housings and buildings have been at their normal conditions for use.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

5.	Machinery equipment and electronic equipment were mainly the special equipment for aircraft detection and maintenance, including all kinds of metal machining equipment, heat treatment, cleaning, electroplating, and special detection instruments, and etc., advanced engine test stand, as well as air conditioning, refrigerating unit, electronic, power, storage and transport equipment and etc.

Most of the forgoing equipment are aircraft engine detection and maintenance equipment manufactured overseas. In addition, there are some ancillary equipment manufactured by China manufacturers. The company managed the equipment by different levels, implemented strict equipment maintenance systems, conducted timely maintenance, regularly conducted overhaul and replacement of quick-wear parts, implemented improved management system, and kept complete equipment archives. So, the needs for normal production and use could be met. As of the base date of this appraisal, all of the foregoing machinery equipment have been at their normal conditions for use.

The equipment within the scope of appraisal were mainly purchased and put into use between June 2000 and December 2016. The company arranged equipment operation and use personnel to be responsible for the equipment’s running and maintenance work. The company had improved and sound equipment management and maintenance systems.

6.	The transport equipment were the transport vehicles and commercial vehicles used in the company’s daily operation and management activities. As of the base date of this appraisal, they have been at their normal conditions for use.

7.	Land use right referred to MTU Maintenance Zhuhai Co., Ltd.’ s use right of the land for industrial purpose, which land is located at No. 1, Tianke Road, Xiangzhou Free Trade Zone, Zhuhai, and with an area of 156,252.48 m2. At present, such land is used as factory land by the valued entity.

As of the valuation reference date, i.e. December 31, 2016, the intangible assets declared by MTU Maintenance Zhuhai Co., Ltd. have included land use right, software, patents and etc. With a book value totalling RMB18.2318 million.

II.	The valuation reference date: 31 December 2016.

This reference date was determined by the entrusted parties based on the valued entity’s asset scale, workload, expected needed time, compliance and many other factors.

III.	The type of the value appraised: market value.

Market value is the estimated normal and fair trading value of the appraisal object on the valuation reference date under the conditions of voluntary purchaser and voluntary seller act rationally and are not forced by any person in any way.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

IV.	This Appraisal was conducted on the premise of continued use and open market. After combing the actual conditions of the appraisal object and comprehensively considering all kinds of influence factors, we conducted an overall appraisal of MTU Maintenance Zhuhai Co., Ltd. by adopting asset-based approach and income approach respectively before check and comparison. Upon considering the applicable premises of these two approaches and whether they meet the purpose of this appraisal, we used the appraisal results obtained by adopting the income approach as the final conclusions of this appraisal.

1.	Overview

Income approach starts with the company as a whole, centres on the company’s profitability, analyses, judges and predicts the company’s future income, considers the company’s operation risks and market risks, then, selects an appropriate discount rate to work out the company’s value through discount. Among the income approach, the most applied valuation method is discounted cash flow (DCF) method.

Discounted cash flow (DCF) method is a method generally used to discount a company’s expected future cash flow into present value, thus estimating its value. The basic idea is to estimate a company’s expected future cash flow and apply an appropriate discount rate to discount the expected cash flow into the present value, thus, work out the company’s value. Its basic applicable conditions are that the company has the basis and conditions for continuous operation; that there is a relatively stable corresponding relation between the operation and income; and that the future income and risks can be predicted and quantifiable. The biggest difficulty in using the discounted cash flow method is the prediction of the expected future cash flow and the objectivity and reliability as to data collection and processing, and etc. However, when the prediction of the expected future cash flow is relatively objective and fair and the selected discount rate is rational, the valuation results are also relatively objective and easy to be accepted by the market.

2.	Basic Appraisal Idea

As of the base date – 31 December 2016, the main business of MTU Maintenance Zhuhai Co., Ltd. has been aircraft engine maintenance, which is relatively stable. Its operation income and risk can be quantifiable and predicted. Its subsidiary MTU-HK has been mainly engaged in undertaking aircraft engine maintenance business on the behalf of MTU Maintenance Zhuhai Co., Ltd. The measurement and calculation of this appraisal was based on the consolidated requirements of the foregoing two companies.

According to the on-site investigation results and the characteristics of asset composition and business of MTU Maintenance Zhuhai Co., Ltd., this appraisal’s basic idea was to estimate its value based on its audited consolidate statements. That is, first, discounted cash flow method was applied as per the use of income approach to estimate the value of operating assets of MTU Maintenance Zhuhai Co., Ltd., then plus the value of other overage assets or non-operating assets on the base date, and finally work out the value of the appraisal object. Second, the value of interest-bearing debts was deducted from the company value to work out the total shareholders’ equity value.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

3.	Appraisal Model

(1)	Basic Model

The basic model of this appraisal was:

E = B - D

In the formula, E = the value of company’s equity capital;

B = the company’s company value;

P = the value of the company’s operating assets;

In the formula: Ri = the free cash flow Year i in the future;

Rn = the free cash flow in the sustainable period in the future;

r = discount rate;

n = the Company’s operation period in the future.

ΣCi = the value of other non-operating or overage assets (liabilities) on the base date

Ci = C1 + C2

In the formula: C1 = the value of the non-operating assets on the base date;

C2 = the value of other non-operating liabilities on the base date;

D = the book value of interest-bearing debts on the base date;

(2)	Income Indicators

In this appraisal, the company’s free cash flow was used as an income indicator of the appraisal object’s operating assets. Its basic definition was as follows:

R = net profit + depreciation amortization + interest of interest-bearing debts after tax – additional capital

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

We estimated the appraisal object’s expected future free cash flow according to its operation history, market development conditions in the future and etc. We discounted the future free cash flow in the future operation period and add them together to work out the value of the company’s operating assets.

(3)	Discount Rate

In this appraisal, weighted average cost of capital (WACC) model was used to determine the discount rate r.

r = rd × wd + re × we

In the formula, rd = interest rate of interest-bearing debts after tax;

rd = ro × (1- t)

r0 = interest rate of interest-bearing debts before tax;

t = applicable income tax rate;

Wd = percentage of the value of interest-bearing debts in the investment assets;

We = percentage of the value of equity capital in the investment assets;

re = equity capital cost. The equity capital cost re was determined as per capital asset pricing model (CAPM);

re = rf + βe × (rm – rf ) + e

In the formula:

rf = risk-free return rate;

rm = expected market yield;

ε = the appraisal object’s characteristic risk adjustment factor;

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

βe = the appraisal object’s equity capital’s expected market risk factor;

βu = unlevered market risk factor of the comparable companies;

βt = expected average market risk factor of the stocks of the comparable companies

βt = 34%K + 66%βx

In the formula: K = the average stock market risk factor in a certain period; generally, it is assumed that K = 1.

V.	Upon implementing inspection, verification, field reconnaissance, market investigation and confirmation, evaluation and estimation and many other appraisal procedures, we concluded the appraisal of the value of all of the shareholders’ equity on the valuation reference date, i.e.31 December 2016, of MTU Maintenance Zhuhai Co., Ltd. as follows:

Book value of the net assets was RMB1,515.49 million; appraisal value of all of the shareholders’ equity was RMB3,677.86 million; appraisal appreciation was 2,162.37 million; and appreciation rate was 142.68%.

MTU Maintenance Zhuhai Co., Ltd. obtained High-tech Company Certificate in 2006. It also passed every re-examination certification upon expiration of the validity of its high-tech company certificates. The High-tech Company Certificate (No.: GR201344000323) it currently holds has been expired on 20 October 2016. According to MTU Maintenance Zhuhai Co., Ltd., it had submitted its high-tech company re-examination application to related departments. As of the appraisal reference date, it has been informed that the new high-tech company certification has been approved; but it has not obtained the certificate yet. Given that MTU Maintenance Zhuhai Co., Ltd. is a high-tech company and its businesses need to meet the industry requirements, so, if it wishes to keep a stable income growth, it must constantly conduct new technology research and development and make a lot of investments in new technologies it masters. According to its development planning, in the future, its research and development will remain at historic level. Thus, in this appraisal, we assumed that, during the operation period, MTU Maintenance Zhuhai Co., Ltd. can keep obtaining high-tech company certificates; that China will continue to provide preferential tax policies for China’s high-tech companies; and that MTU Maintenance Zhuhai Co., Ltd. will remain enjoying the preferential tax policy that corporate income tax rate is reduced to 15%.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

If the above assumptions cannot be realized, the results of this appraisal will be affected. According to the current High-tech Company Certificate, the validity period for enjoying the preferential tax policy by MTU Maintenance Zhuhai Co., Ltd. will be from 2017 to 2019. If MTU Maintenance Zhuhai Co., Ltd. can’t obtain the High-tech Company Certificate after 2019, it can’t enjoy the preferential tax policy so that the corporate income tax rate will be 25% from 2020 to the end of the operating period. Considering the above factor, the estimated appraisal value would be RMB3,245.97 million. Therefore, as compared to the current appraisal value of RMB3,677.86 million based on the assumption of enjoying 15% preferential tax, it is estimated that there will be a difference of approximately RMB431.89 million to the maximal extent.

VI.	THE BASIS OF APPRECIATION

The income approach uses the expected income of assets as a value standard to reflect the operation ability (profitability) of the assets. Such profitability is generally affected by macro economy, government control, company operation and management, the effective utilization of the assets and many other conditions. The valued entity is engaged in engine maintenance industry and its income is mainly from its aircraft engine maintenance service. Income approach appraisal results will not only relate to the book value of the company’s assets in kind to some extent, but also reflect the company’s market access permissions, technical advantages, market development abilities, customer retention status, talent agglomeration effect, industrial operation experiences and value contributions of many other off-balance sheet factors.

The Valued Entity’s Core Competitive Advantages:

(1)	Market Access Permission

A strict access system as to aerial engine maintenance was implemented internationally. Any company without permissions will not be allowed to carry out such business. Over many years of development, MTU Maintenance Zhuhai Co., Ltd. constantly expanded its such maintenance business from unit body dis-assembly and assembly to in-dept parts maintenance. As to this, the company has established a set of complete engine overhaul abilities. The company has obtained approvals and certifications from 21 civil aviation administration bureaus in the world; and also has obtained airworthiness certification qualifications from General Administration of Civil Aviation of China, European Joint Civil Aviation Authorities and Federal Aviation Administration as to its 14,431 accumulative maintenance projects. Its in-depth engine and part maintenance service has been at the same levels as overseas comparable manufacturers and has reached the international levels, filling the gap in China’s in-depth civil aviation engine part maintenance field.

(2)	Technical Advantages

There are only a few companies running aerial engine maintenance business internationally, and 80% of such companies are located in Europe and America and many other economically developed areas. MTU Maintenance Zhuhai Co., Ltd. has obtained both V2500 series and CFM56 series maintenance qualifications. In addition, it is also a company owning a number of resource demonstration and maintenance licenses.

The aviation engine maintenance is a high-tech application. MTU Maintenance Zhuhai Co., Ltd. applies the aviation engine maintenance know-how and production data of its foreign shareholder – German MTU company. However, the German MTU company never applies all technologies and data to the joint venture – MTU Maintenance Zhuhai Co., Ltd.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

MTU Maintenance Zhuhai Co., Ltd. has the industry’s required technical ability as to part cleaning, high-pressure water stripping, non-destructive detection, surfacing, welding, machining, plasma spraying, thermal treatment, electroplating, coating stripping, high speed grinding and etc.; it is able to provide the customers with global MTU standard maintenance quality and innovation services.

The company upholds the concept of “More Maintenance and Less Replacement of Parts”, considers the customer’s cost and interests while providing high-level maintenance quality, and constantly innovates its maintenance technology to provide high quality maintenance service to customers. In addition to advanced and efficient standardized processing and treatment technologies, such as, high speed grinding, MTU Maintenance Zhuhai Co., Ltd. also provides the following special treatment technologies, including all kinds of numerical control inspection and manufacturing, engine part cleaning, non-destructive detection, machining, sheet metal, welding, vacuum heat treatment, shot blasting, plasma/flame spraying, including high speed oxygen combustion spraying, paint spraying, electroplating and coating stripping, rotor blade tip- high speed grinding, high-pressure water stripping, brazing, tungsten-inert-gas welding and etc.

With the constant improvement of in-depth maintenance model, the technology R&D of MTU Maintenance Zhuhai Co., Ltd. gradually transfers to engine part in-depth maintenance aspect. The company has successively developed a batch of civil aviation engine part maintenance technologies, such as V2500 engine high-pressure compressor thermal plasma spraying repair hard coatings, rear axle supersonic thermal spraying repair bearing neck, and CFM56-3/5/-7 combustion chamber overhaul; thus, more than 80% of engine parts, that is, more than 2,600 maintenance projects can be completed in the company, because its maintenance depth has been at the same levels as overseas comparable manufacturers.

(3)	Higher Market Share Maintained based on Operation Strategy

a.	Market Strategy

In overseas sales, German MTU’s international brand and market channels helped improve the market penetration ability of MTU Maintenance Zhuhai Co., Ltd., effectively promoting the international market sales of MTU Maintenance Zhuhai Co., Ltd.

China Southern Airlines (CSA)’s influence and market resources in the aviation industry strongly supported the stable and healthy development of MTU Maintenance Zhuhai Co., Ltd. CSA is a big customer of MTU Maintenance Zhuhai Co., Ltd. During the early stage after the company’s establishment, CSA’s maintenance demands helped MTU Maintenance Zhuhai Co., Ltd. start its business successfully. The company has successfully obtained V2500 engine and CFM56 engine maintenance support and core parts authorization by virtue of CSA’s influence on the engine manufacturers. In addition, CSA also strongly supported the company as to the Company’s long-term planing, cultivation of high-quality talents, and the company’s obtaining of local government support.

APPENDIX V	SUMMARY OF VALUATION REPORT FOR MTU

b.	Scale Expansion Control Strategy

German MTU has certain control ability over the scale of provision of aviation engine maintenance services all over the world. Its strategy is to prevent a situation that supply exceeds demand in the aviation engine maintenance service market. The company strove to constantly expand its international market based on providing good services to its existing customers.

The valued entity is engaged in engine maintenance industry and provides aircraft engine maintenance services to airlines, such as CSA, and OEM manufacturers, such as IAE. The company has obtained approvals and certifications from 21 civil aviation administration bureaus in the world; and also has obtained airworthiness certification qualifications from General Administration of Civil Aviation of China, European Joint Civil Aviation Authorities and Federal Aviation Administration as to its 14,431 accumulative maintenance projects. Its in-depth engine and part maintenance has been at the same levels as overseas comparable manufacturers. Its value was not only reflected in the stock assets in kind and identifiable intangible assets on the appraisal base date, but more in the Valued entity’s market position, customer resources, technical advantages, team advantages and many other aspects. Under the general trend that industrial policies and market trends support the continuous growth of the Valued entity’s market demands, the appraisal using income approach starts with the expected income of the total assets. The results can fully reflect the Company’s overall portfolio value formed based on the Company’s reliance and utilization of the above resources. Compared to asset-based approach, income approach can more fully and comprehensively reflect the appraisal object’s overall value. So we selected the appraisal results of income approach to be the appraisal conclusions.

Therefore, the value of the total equity of shareholders of MTU Maintenance Zhuhai Co., Ltd. was RMB3,677,860,000 on the valuation reference date.

VII.	The appraisal results of this Asset Appraisal Report shall be valid for use for one year, commencing from the appraisal reference date – 31 December 2016, to 30 December 2017.

VIII.	According to China’s related existing requirements of regulatory management of state-owned assets, this appraisal program shall be subject to approval or filing. Therefore, this appraisal Report must be approved or recorded by responsible regulatory management agencies of state-owned assets, or the companies whose operation is authorized by such agencies, before it can be used as a reference basis for corresponding economic behaviors.

IX.	China United Asset Appraisal Group Limited holds (i) Assets Valuation Qualification Certificate (No. 11020008) issued by Ministry of Finance of the People’s Republic of China and (ii) Valuation Qualification Certificate in relation to the Securities and Futures Businesses (No. 0100001001) issued by China Securities Regulatory Commission and Ministry of Finance of the People’s Republic of China.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX VI	GENERAL INFORMATION

							% of the total
							issued share
			Number of		% of the total	% of the total	capital of the
Name of shareholder	Capacity	Type of Share	Shares held		issued A Shares	issued H Shares	Company

CSAHC (Note 1)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	-	40.04%
	Interest in controlled corporation	H Share	1,064,770,000	(L)	-	34.73%	10.55%

		Total	5,103,998,665	(L)	-	-	50.59%

Nan Lung Holding Limited	Beneficial Owner	H Share	1,064,770,000	(L)	-	34.73%	10.55%
(“Nan Lung”) (Note 1)	Interest in controlled corporation

American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Share	270,606,272	(L)	-	8.83%	2.68%

Notes:

1.	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.02% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 33.72% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

3.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang and Mr. Yuan Xin An were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

APPENDIX VI	GENERAL INFORMATION

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2016, the date to which the latest published audited consolidated accounts of the Group were made up.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 43, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Bureau since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

APPENDIX VI	GENERAL INFORMATION

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

9.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualifications

Octal Capital Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

China United Asset Appraisal Group Limited (“China United”)	an independent PRC qualified valuer

As at the Latest Practicable Date, Octal Capital and China United had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Octal Capital and China United were not interested, directly or indirectly, in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Octal Capital and China United have given and have not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Share Subscription Agreements, the letter from the Independent Financial Adviser and its consent letter are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 6 October 2017.

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 8 November 2017:

(1)	the extraordinary general meeting (“EGM”) will be held at 2:30 p.m. on 8 November 2017 or any adjournment thereof;

(2)	the class meeting for holders of A shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes (unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 22 September 2017 (the “Circular”) relating to, among other things, the Proposed Share Issuance):

EGM

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	To consider the resolution regarding the satisfaction of the conditions of the non-public issue of A Shares of the Company.

2.	To consider the resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company (revised version).

3.	To consider the resolution regarding the submission to the general meeting of the Company to grant the waiver from making a mandatory general offer by China Southern Air Holding Company and parties acting in concert with it.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

4.	To consider the resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the relevant remedial measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures (revised version).

5.	To consider the resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2017-2019).

6.	To consider the resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

7.	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

7.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

7.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

7.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

- EGM-2 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

7.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

- EGM-3 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 – DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

7.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 × (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

- EGM-4 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

7.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

7.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

		Total	Proceeds to
		Investment	be Invested
Serial No.	Project Name	Amount	not Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
2	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

- EGM-5 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

7.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

7.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

7.10	Validity period of this resolution regarding the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

7.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

7.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

7.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

7.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: PH = PH0 – DH

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

3.	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 – DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

7.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this non-public issue of H Shares shall be no more than 590,000,000 H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

- EGM-7 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

QH1 = QH0 × PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

7.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

7.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

7.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can traded on the Stock Exchange after the expiry of the lock-up period.

7.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

7.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

7.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

8.	To consider the preliminary proposal of the non-public issue of A Shares (revised version).

9.	To consider the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

10.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

11.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

12.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

13.	To consider the resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

14.	To consider the resolution regarding the Board or the authorized person(s) thereof is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

MEETINGS FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

1.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

1.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

- EGM-11 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 – DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

1.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 × (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

- EGM-12 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

1.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

		Total	Proceeds to
		Investment	be Invested
Serial No.	Project Name	Amount	not Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
2	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

- EGM-13 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution under the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

1.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

1.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

1.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

- EGM-14 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PH = PH0 – DH

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 – DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

1.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this non-public issue of H Shares shall be no more than 590,000,000 H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

- EGM-15 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

QH1 = QH0 × PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

1.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

1.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

- EGM-16 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can traded on the Stock Exchange after the expiry of the lock-up period.

1.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

1.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

1.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

2.	To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

3.	To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

4.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

- EGM-17 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

5.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

6.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

- EGM-18 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

MEETINGS FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

1.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

- EGM-19 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

1.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

- EGM-20 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 – DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

1.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 × (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

1.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

- EGM-21 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

		Total	Proceeds to
		Investment	be Invested
Serial No.	Project Name	Amount	not Exceeding

1	Procurement of 41 aircraft Selection and installation of lightweight seat for A320	4,074,696.00	765,415.00
2	series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

1.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

- EGM-22 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

1.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

1.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

1.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

1.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

- EGM-23 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

	When distributing cash dividends only, the adjustment formula will be: PH = PH0 – DH

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 – DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each share.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

1.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this non-public issue of H Shares shall be no more than 590,000,000 new H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 × PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the maximum number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

- EGM-24 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

1.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

1.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

1.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can traded on the Stock Exchange after the expiry of the lock-up period.

1.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

- EGM-25 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

1.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

1.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

2.	To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

3.	To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

4.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

5.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

6.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 September 2017

- EGM-26 -

NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM and the Class Meetings

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Monday, 9 October 2017 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM and the Class Meetings. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM and the Class Meetings

a.	Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Wednesday, 18 October 2017, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.	When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 6 October 2017.

d.	9 October 2017 to 8 November 2017 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of H Shares who has appointed more than one proxy may only vote on a poll. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

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NOTICE OF EXTRAORDINARY GENERAL MEETING AND

CLASS MEETINGS

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Xiao Nan

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.	China Southern Air Holding Company and its associates are required to abstain from voting on the abovementioned (i) ordinary resolution No. 3, and special resolutions No. 7 to 12 and No. 14 at the EGM; and (ii) special resolutions No. 1 to 6 at the Class Meetings.

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